Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2019

Table of contents

Management Report	3
Selected financial figures	3
Financial performance	5
Liquidity position and capital resources	11
Risks and uncertainties	12
Events after the balance sheet date	17

Statement of the Board of Directors	18

Independent auditors’ report	19

Unaudited condensed consolidated interim financial statements	20
Unaudited condensed consolidated interim income statement	20
Unaudited condensed consolidated interim statement of comprehensive income	21
Unaudited condensed consolidated interim statement of financial position	22
Unaudited condensed consolidated interim statement of changes in equity	23
Unaudited condensed consolidated interim statement of cash flows	24
Notes to the unaudited condensed consolidated interim financial statements	25

Management Report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175 000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2018 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2019.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

AB InBev has restated its 2018 results considering the new IFRS rules on lease accounting (IFRS 16 Leases) as if the company had applied the new standard as of 1 January 2018 and the new company organizational structure effective 1 January 2019 in line with IFRS rules. Accordingly, the profit, cash flow and balance sheet are presented as reported in 2018, adjusted to reflect (i) the new company organizational structure and (ii) the impact of adoption of IFRS 16 under the full retrospective application. This presentation is referred to as “2018 restated”.

The company is presenting in this management report the 2018 consolidated volumes and results up to Normalized EBIT on a 2018 Reference Base and as such these financials are included in the organic growth calculation. The 2018 Reference Base includes, for comparative purposes, (i) the new company organizational structure that is effective as of 1 January 2019, (ii) the impact of hyperinflation accounting for the Argentinean operations as if the company had applied hyperinflation accounting as of 1 January 2018 and (iii) restated results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018.

The tables in this management report provide the segment information per region for the period ended 30 June 2019 and 2018 in the format up to Normalized EBIT level that is used by management to monitor performance. On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes as results of associates as of that date.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June Million US dollar	2019	%	2018 restated	%	2018 Reference base	%

Revenue[1]	26 552	100%	27 087	100%	26 854	100%
Cost of sales	(10 138)	38%	(10 165)	38%	(10 096)	38%

Gross profit	16 414	62%	16 922	62%	16 758	62%
SG&A	(8 258)	31%	(8 839)	33%	(8 774)	33%
Other operating income/(expenses)	393	1%	402	1%	397	1%

Normalized profit from operations (Normalized EBIT)	8 549	32%	8 485	31%	8 383	31%
Non-recurring items	(104)	-	(196)	-

Profit from operations (EBIT)	8 445	32%	8 289	31%

Depreciation, amortization and impairment	2 300	9%	2 335	9%	2 319	9%
Normalized EBITDA	10 849	41%	10 820	40%	10 702	40%
EBITDA	10 745	40%	10 624	39%

Normalized profit attributable to equity holders of AB InBev	4 986	19%	3 602	13%
Profit attributable to equity holders of AB InBev	6 055	23%	2 954	11%

For the six-month period ended 30 June Million US dollar	2019	2018 restated

Operating activities
Profit of the period	6 642	3 590
Interest, taxes and non-cash items included in profit	4 147	7 022
Cash flow from operating activities before changes in working capital and use of provisions	10 789	10 612

Change in working capital	(1 593)	(2 298)
Pension contributions and use of provisions	(279)	(282)
Interest and taxes (paid)/received	(4 158)	(4 645)
Dividends received	137	38
Cash flow from operating activities	4 896	3 425

Investing activities
Net capex	(1 499)	(1 972)
Net of tax proceeds from SAB transaction-related divestitures	-	(430)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(250)	(72)
Proceeds from the sale/(acquisition) of investment in short-term debt securities	(1)	1 299
Other	(5)	(75)
Cash flow from investing activities	(1 755)	(1 250)

Financing activities
Dividends paid	(2 389)	(5 132)
Net (payments on)/proceeds from borrowings	1 411	1 703
Other (including purchase of non-controlling interests and payments of lease liabilities)	(1 019)	(1 414)
Cash flow from financing activities	(1 997)	(4 843)

Net increase/(decrease) in cash and cash equivalents	1 144	(2 668)

1 Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

Financial performance

The tables in this management report provide the segment information per region for the period ended 30 June 2019 and 2018 in the format down to Normalized EBIT level that is used by management to monitor performance. To facilitate the understanding of AB InBev’s underlying performance, the company is presenting in this management report the 2018 consolidated volumes and results up to Normalized EBIT on a 2018 Reference Base. As such, these financials are included in the organic growth calculation. For further information on the basis under which the 2018 Reference Base was prepared, please refer to section Adjusted segment information presented in the 2018 Management Report. The profit, cash flow and balance sheet are presented as reported in 2018, adjusted to reflect (i) the new company organizational structure that is effective as of 1 January 2019 and (ii) the impact of adoption of IFRS 16 under the full retrospective application.

AB InBev is presenting its results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables below provide a summary of the performance of AB InBev for the period ended 30 June 2019 and 2018 (in million US dollars, except volumes which are in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2018 Reference base	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	278 515	(3 645)	-	4 711	279 581	1.7%
Revenue	26 854	(180)	(1 724)	1 603	26 552	6.0%
Cost of sales	(10 096)	(30)	653	(666)	(10 138)	(6.6)%
Gross profit	16 758	(210)	(1 071)	936	16 414	5.7%
SG&A	(8 774)	64	544	(92)	(8 258)	(1.1)%
Other operating income/(expenses)	397	(4)	(27)	28	393	7.0%
Normalized EBIT	8 383	(150)	(554)	872	8 549	10.6%
Normalized EBITDA	10 702	(55)	(731)	935	10 849	8.8%
Normalized EBITDA margin	39.9%				40.9%	104 bps

In the first six months of 2019, AB InBev delivered normalized EBITDA growth of 8.8%, while its normalized EBITDA margin expanded by 104 bps to 40.9%.

Consolidated volumes grew 1.7%, with own beer volumes growing 1.7% and non-beer volumes increasing 3.4%. This growth was delivered despite a difficult comparable, as we were lapping the impact of the 2018 FIFA World Cup RussiaTM sponsorship, AB InBev’s largest commercial activation in history.

Consolidated revenue grew 6.0% to 26 552m US dollar, with revenue per hectoliter increasing 4.2%. Combined revenues of the three global brands, Budweiser, Stella Artois and Corona grew 8.2% globally and 12.4% outside of their respective home markets.

Consolidated Cost of Sales (CoS) increased by 6.6% and by 4.5% on a per hectoliter basis.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third-party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes the company’s global headquarters and the export businesses which have not been allocated to the company’s regions, are shown separately.

Thousand hectoliters	2018 Reference base	Scope	Organic growth	2019	Organic growth %

North America	54 627	15	(1 007)	53 635	(1.8)%
Middle Americas	62 950	(109)	1 881	64 722	3.0%
South America	64 471	188	2 198	66 856	3.4%
EMEA	41 889	(3 228)	1 574	40 235	4.1%
Asia Pacific	54 100	(32)	23	54 092	-
Global Export and Holding Companies	478	(478)	42	42	-
AB InBev Worldwide	278 515	(3 645)	4 711	279 581	1.7%

North America total volumes decreased by 1.8% in the six-month period ended 30 June 2019, compared to the six-month period ended 30 June 2018. The company estimates that the United States beer industry sales-to-retailers declined by 2.2% in the six-month period ended 30 June 2019 compared to the same period last year. AB InBev estimates that its shipment volumes in the United States and its beer sales-to-retailers declined by 1.7% and 3.0%, respectively. The above core portfolio outperformed the industry, gaining 90 bps of market share as per the company’s estimates. This gain was led by Michelob Ultra, which accelerated its share performance, enabling the brand family to maintain its position as the top share gainer in the US. The company also gained share in the segment from brands such as Bon & Viv Spiked Seltzer as well as several innovations in the segment, including Michelob Ultra Infusions and Bud Light Lemon Tea. The mainstream segment remained under pressure, contracting by an estimated 125 bps in the first six months of 2019, as consumers trade up to higher price tiers. Within the mainstream segment, AB InBev’s portfolio lost 10 bps of share in the first six months of 2019.

In Canada, total volumes decreased by low-single digits in the six-month period ended 30 June 2019, compared to the same period last year, driven primarily by a weaker beer industry. The company estimates market share gains across the premium, core plus, and core segments, partially offset by ongoing competitive pressure in the value segment. The High End Company continued to outpace the industry and gained share of the premium segment. This gain was led by the double digit volume growth of its premium import brands, including Corona, Stella Artois and Hoegaarden. Share gains in the core and core plus segments were led by Bud Light and Michelob Ultra, the fastest-growing brand in Canada.

Middle Americas total volumes increased by 3.0% in the six-month period ended 30 June 2019, compared to the six-month period ended 30 June 2018. The company delivered strong results in Mexico, with volumes increasing by mid-single digits. This was a result of the ongoing execution of the category expansion framework that enabled the delivery of growth across the core and premium portfolios. In classic core lagers, Victoria benefited from increased consumption during the weekdays due to growing relevance in the meal occasion. Corona created meaningful connections with consumers as it demonstrates its ongoing commitment to the environment through its efforts to clean up the beaches of Mexico. The premium portfolio meaningfully contributed to the positive results, with strong growth driven by Modelo Especial, Stella Artois and Michelob Ultra. The brands across the portfolio also leveraged digital communication to activate key cultural moments, such as the Stella Artois’ Father’s Day campaign. In addition, the company successfully executed its first waves of the full portfolio availability in OXXO, the largest c-store chain in the country, where its beers were previously unavailable. The first wave was in Guadalajara in April and the second was in Mexico City in June. Currently, the company’s beer portfolio is available in over four thousand OXXO stores in the central regions of Mexico and will progressively become available in all of the seventeen thousand plus OXXO stores across the country by the end of 2022. The next wave will begin in early 2020.

In Colombia, beer volumes and non-beer volumes increased by low single digits and mid-single digits, respectively. This was driven by continued expansion and successful activations, led by Corona and Budweiser which have become the number one and number two brands by volume share in the international premium segment. Aguila also performed very well, leveraging consumers’ football passion point with a successful Copa América campaign. In addition to the solid performance in the beer business, the non-alcohol malt beverages Pony Malta and Malta Leona continued to deliver on their proposition as a better alternative in this space. Peru volumes were down by low single digits as a result of the challenging macroeconomic environment, though all three global brands delivered solid growth and Cristal, the largest core brand, performed well as a result of a successful Copa América campaign. Ecuador volumes decreased by low single digits, a decline that was partly offset by the performance of the three global brands and local premium brands that grew by double digits, as a result of the premiumization strategy.

South America total volumes increased by 3.4% in the six-month period ended 30 June 2019, compared to the six-month period ended 30 June 2018. Beer volumes in Brazil were up by 7.1% while non-beer volumes grew by 10.9%. The global brands, led by Corona and Stella Artois, and the local premium brands, led by Antarctica Original, gained share within the growing premium segment. In the core plus and core segments, respectively, Bohemia continued to grow rapidly and the Skol Puro Malte innovation was rolled out nationally in the second quarter of the year following its successful launch. In addition, the smart affordability strategy continued to gain traction led by the success of the beers brewed with local crops, Nossa, Magnífica and the newly launched Legítima, as the company finds new opportunities to increase its presence in the value segment in relevant states at comparable margins to the core portfolio.

In Argentina, the macroeconomic environment remained extremely challenging, driving a low-teens volume decline. The company remained focused on investing behind its strong portfolio to offer the right brands to meet consumer needs across a variety of occasions. The above core brands performed well, led by the global brands and local champions. The company continued to execute an affordability strategy considering the difficult macroeconomic conditions, with the launch of packs that minimize out-of-pocket expenditures.

EMEA total volumes increased by 4.1% in the six-month period ended 30 June 2019, compared to the six-month period ended 30 June 2018. Volumes were impacted by the formation of AB InBev Efes on 30 March 2018 that is presented as a scope change.

Europe total volumes grew by mid-single digits, despite a challenging comparable as the company cycled the 2018 FIFA World Cup RussiaTM. This was driven by market share gains in all its major markets and underpinned by continued expansion in the premium segment. The UK continued to grow volumes, with Corona and Bud Light increasing by double digits. Belgium grew volumes with Jupiler performing well and strong growth from Stella Artois, underpinned by the new “Home of Beer” campaign. Additionally, both France and the Netherlands posted high single digit volume growth, enhanced by a successful launch of Budweiser in France.

In South Africa, beer volumes grew by low-single digits despite a continued challenging macroeconomic environment. The premium segment continued to grow faster than the total industry, led by Corona which delivered triple-digit growth. In the near beer segment, Brutal Fruit continues to grow at a rapid pace. Additionally, the company recently was awarded a Broad-Based Black Economic Empowerment (BBBEE) Level 3 Contributor Status for the first time in its history. Currently, the company sources over 97% of its packaging and raw materials such as barley, hops and maize from local suppliers. The company believes that small businesses are critical drivers of the economic growth and transformation, and that empowerment of communities is key to the growth and success of our business in South Africa. In Africa excluding South Africa, own beer volumes increased by mid-single digits, with significant volume growth in Nigeria fueled by the core portfolio as well as Budweiser in the premium segment. Beer volumes in Tanzania grew slightly, while volumes in Mozambique declined following the effects of a devastating tropical cyclone earlier in the year.

Asia Pacific total volumes remained flat in the six-month period ended 30 June 2019, compared to the six-month period ended 30 June 2018. In China, total volumes slightly declined by 0.2% due to a difficult comparable as the company cycled the 2018 FIFA World Cup RussiaTM and the phasing of shipments ahead of Chinese New Year which were skewed toward the fourth quarter of 2018. The super premium portfolio continued to outperform with double digit growth, led by Corona and Hoegaarden. Budweiser grew by mid-single digits fueled by its activations surrounding passion points such as sports and meals. In the core plus segment, the recent innovation Harbin Crystal delivered strong growth as consumers continue to trade-up from the core and value segments. The company’s portfolio also grew double digits in the e-commerce channel.

In Australia, volume increased by mid-single digits with inventory phasing ahead of a scheduled price increase in August. The Great Northern brands remained a key growth engine with continued double digit growth, and the premium portfolio performed well, led by Corona and the local craft brands. The company’s first non-alcohol beer, Carlton Zero, continued to strengthen the no- and low-alcohol beer portfolio.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 30 June 2019 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2018 Reference base	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	278 515	(3 645)	-	4 711	279 581	1.7%
Revenue	26 854	(180)	(1 724)	1 603	26 552	6.0%
Cost of sales	(10 096)	(30)	653	(666)	(10 138)	(6.6)%
Gross profit	16 758	(210)	(1 071)	936	16 414	5.7%
SG&A	(8 774)	64	544	(92)	(8 258)	(1.1)%
Other operating income/(expenses)	397	(4)	(27)	28	393	7.0%
Normalized EBIT	8 383	(150)	(554)	872	8 549	10.6%
Normalized EBITDA	10 702	(55)	(731)	935	10 849	8.8%
Normalized EBITDA margin	39.9%				40.9%	104 bps

NORTH AMERICA	2018 Reference base	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	54 627	15	-	(1 007)	53 635	(1.8)%
Revenue	7 641	7	(44)	98	7 701	1.3%
Cost of sales	(2 832)	(7)	14	(42)	(2 869)	(1.5)%
Gross profit	4 808	1	(31)	55	4 833	1.2%
SG&A	(2 228)	(3)	17	17	(2 197)	0.7%
Other operating income/(expenses)	2	-	-	19	20	-
Normalized EBIT	2 581	(2)	(13)	91	2 656	3.5%
Normalized EBITDA	2 995	(2)	(15)	67	3 045	2.3%
Normalized EBITDA margin	39.2%				39.5%	38 bps

MIDDLE AMERICAS	2018 Reference base	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	62 950	(109)	-	1 881	64 722	3.0%
Revenue	5 597	(59)	(210)	407	5 735	7.3%
Cost of sales	(1 662)	(17)	60	(92)	(1 711)	(5.5)%
Gross profit	3 935	(76)	(150)	315	4 024	8.2%
SG&A	(1 625)	12	56	74	(1 483)	4.6%
Other operating income/(expenses)	27	4	(1)	25	55	79.9%
Normalized EBIT	2 337	(60)	(95)	414	2 595	18.2%
Normalized EBITDA	2 742	(58)	(111)	464	3 036	17.3%
Normalized EBITDA margin	49.0%				52.9%	449 bps

SOUTH AMERICA	2018 Reference base	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	64 471	188	-	2 198	66 856	3.4%
Revenue	4 962	12	(814)	611	4 769	12.3%
Cost of sales	(1 879)	(57)	312	(305)	(1 928)	(15.8)%
Gross profit	3 082	(46)	(502)	306	2 841	10.1%
SG&A	(1 588)	(12)	250	(75)	(1 427)	(4.7)%
Other operating income/(expenses)	156	(4)	(11)	(41)	100	(27.0)%
Normalized EBIT	1 649	(62)	(263)	190	1 514	12.1%
Normalized EBITDA	2 141	35	(350)	149	1 976	6.9%
Normalized EBITDA margin	43.1%				41.4%	(213) bps

EMEA	2018 Reference base	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	41 889	(3 228)	-	1 574	40 235	4.1%
Revenue	4 095	(147)	(348)	187	3 786	4.8%
Cost of sales	(1 721)	86	142	(144)	(1 637)	(8.9)%
Gross profit	2 374	(61)	(207)	42	2 149	1.8%
SG&A	(1 473)	51	122	(59)	(1 359)	(4.2)%
Other operating income/(expenses)	117	(1)	(7)	(11)	98	(9.4)%
Normalized EBIT	1 018	(10)	(92)	(27)	888	(2.7)%
Normalized EBITDA	1 507	(25)	(134)	24	1 373	1.6%
Normalized EBITDA margin	36.8%				36.3%	(113) bps

ASIA PACIFIC	2018 Reference base	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	54 100	(32)	-	23	54 092	-
Revenue	4 367	(14)	(302)	255	4 306	5.9%
Cost of sales	(1 828)	(2)	118	(32)	(1 743)	(1.7)%
Gross profit	2 539	(16)	(184)	224	2 563	8.9%
SG&A	(1 363)	19	85	22	(1 237)	1.6%
Other operating income/(expenses)	84	-	(6)	13	91	16.1%
Normalized EBIT	1 259	3	(105)	259	1 417	20.6%
Normalized EBITDA	1 642	3	(130)	273	1 787	16.6%
Normalized EBITDA margin	37.6%				41.5%	384 bps

GLOBAL EXPORT AND HOLDING COMPANIES	2018 Reference base	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	478	(478)	-	42	42	-
Revenue	193	20	(5)	46	254	23.7%
Cost of sales	(173)	(33)	7	(52)	(249)	(27.9)%
Gross profit	21	(13)	3	(6)	5	(74.0)%
SG&A	(496)	(3)	15	(72)	(556)	(14.4)%
Other operating income/(expenses)	13	(3)	(2)	22	29	-
Normalized EBIT	(462)	(19)	16	(56)	(522)	(11.6)%
Normalized EBITDA	(325)	(9)	9	(42)	(368)	(12.4)%

REVENUE

Consolidated revenue grew 6.0% to 26 552m US dollar with revenue per hectoliter increasing 4.2% driven by the company’s revenue management initiatives as well as continued strong premium brand performances.

COST OF SALES

Cost of Sales (CoS) increased 6.6% or 4.5% on a per hectoliter basis. The increase in cost of sales was driven primarily by unfavorable commodity prices and transactional currency headwinds, partially offset by synergy capture and cost management initiatives.

OPERATING EXPENSES

Total operating expenses increased 0.8% in the six-month period ended 30 June 2019:

●

Selling, General & Administrative Expenses (SG&A) increased by 1.1% mainly due to the timing of variable compensation and other accruals, partly offset by the phasing of investments versus the prior year, as in 2018, the company’s sales and marketing investments were heavily weighted towards the first half of the year due to the 2018 FIFA World Cup RussiaTM.

●	Other operating income increased 7.0% mainly driven by the sale of non-core assets and government grants.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA increased 8.8% organically to 10 849m US dollar, with an EBITDA margin of 40.9%, and an organic growth of 104 bps.

●

North America EBITDA increased 2.3% to 3 045m US dollar, with a margin enhancement of 38 bps to 39.5% as a result of the company’s continued premiumization strategy and a price increase in April that was earlier than in prior years.

●

Middle Americas EBITDA increased 17.3% to 3 036m US dollar, with a margin enhancement of 449 bps to 52.9% primarily driven by solid top-line growth, a reduction in distribution expenses as a result of footprint optimization following the opening of the Centro brewery in Mexico, and the phasing of sales and marketing investments following last year’s activations relating to 2018 FIFA World Cup RussiaTM.

●

South America EBITDA increased 6.9% to 1 976m US dollar, with a margin contraction of 213 bps to 41.4%, mainly driven by volume growth, revenue management initiatives and favorable brand mix, partly offset by higher cost of sales driven by higher commodity prices and the devaluation of transactional currency.

●

EMEA EBITDA increased 1.6% to 1 373m US dollar, with a margin contraction of 113 bps to 36.3%, with strong top-line growth mainly driven by the good performance of the company’s global brands in Western Europe, despite a challenging comparable cycling the 2018 FIFA World Cup RussiaTM, partly offset by the timing of commodity and transactional currency hedges and higher sales and marketing investments in Africa.

●

Asia Pacific EBITDA increased 16.6% to 1 787m US dollar, with a margin expansion of 384 bps to 41.5%, driven by ongoing premiumization and strong operating leverage given the healthy top-line growth and continued cost discipline.

●	Global Export and Holding Companies EBITDA was (368)m US dollar in the six-month period ended 30 June 2019 (2018: (325)m US dollar).

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

ADOPTION OF HYPERINFLATION ACCOUNTING IN ARGENTINA

After reaching a three-year cumulative inflation rate greater than 100%, IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies) require reporting the results from Argentina applying hyperinflation accounting, starting from the September year-to-date results in which the company accounted for the hyperinflation impact for the first nine months of 2018.

AB InBev has updated its 2018 Reference Base (up to Normalized EBIT) for the impact of hyperinflation accounting in Argentina as if the company had applied hyperinflation accounting as of 1 January 2018.

The impact of hyperinflation on revenue for the six-month period ended 30 June 2019 was 28m US dollar (Reference base 30 June 2018: (233)m US dollar) and on normalized EBITDA for the six-month period ended 30 June 2019 was 10m US dollar (Reference base 30 June 2018: (108)m US dollar).

Furthermore, IAS 29 requires the company to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of the company’s operations in hyperinflationary economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable. For the six-month period ended 30 June 2019, the company reported 48m US dollar monetary adjustment in the finance line.

The impact of hyperinflation resulted in a negative impact on the profit attributable to equity holders of AB InBev of 4m US dollar and no impact in earnings per share.

The 2018 restated financials that consider the new rules on lease accounting and the segment changes were not restated for hyperinflation accounting. As a consequence, the restated results for the six-month period ended 30 June 2018 do not include any impact of hyperinflation accounting.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit from operations attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit from operations attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2019	2018 restated

Profit attributable to equity holders of AB InBev		6 055	2 954
Non-controlling interest		587	636
Profit of the period		6 642	3 590
Income tax expense	9	1 666	1 420
Share of result of associates	14	(62)	(93)
Non-recurring net finance cost/(income)	8	(1 166)	494
Net finance cost	8	1 365	2 878
Non-recurring items above EBIT (including non-recurring impairment)	7	104	196
Normalized EBIT		8 549	8 485
Depreciation, amortization and impairment (excluding non-recurring impairment)		2 300	2 335
Normalized EBITDA		10 849	10 820

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 7 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the year ended 30 June 2019 and 30 June 2018:

	2019	2018

US dollar	29.3%	28.0%
Brazilian real	13.4%	13.1%
Chinese yuan	9.6%	9.1%
Mexican peso	8.5%	7.9%
Euro	6.0%	5.9%
Colombian peso	3.9%	4.0%
South African rand	3.6%	4.0%
Canadian dollar	3.3%	3.4%
Peruvian peso	3.1%	3.0%
Australian dollar	3.0%	2.8%
South Korean won	2.7%	2.8%
Argentinean peso[1]	2.4%	3.5%
Pound sterling	2.1%	1.9%
Dominican peso	1.7%	1.5%
Other	7.4%	9.1%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the year ended 30 June 2019 and 30 June 2018:

	2019	2018 restated

US dollar	27.8%	26.8%
Brazilian real	13.2%	14.9%
Mexican peso	11.2%	8.9%
Chinese yuan	9.1%	7.7%
Euro	6.6%	8.2%
Colombian peso	4.8%	4.7%
Peruvian peso	4.6%	4.1%
Australian dollar	3.5%	3.6%
South African rand	3.4%	4.5%
Argentinean peso[1]	2.7%	3.9%
South Korean won	2.5%	2.5%
Dominican peso	2.3%	1.8%
Canadian dollar	2.2%	2.5%
Pound sterling	0.4%	0.4%
Other	5.7%	5.5%

PROFIT

Normalized profit attributable to equity holders of AB InBev was 4 986m US dollar (normalized EPS 2.52 US dollar) in the first six months of 2019, compared to 3 602m US dollar (normalized EPS 1.82 US dollar) in the first six months of 2018. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 3 866m USD in the first six months of 2019 (Underlying EPS 1.95 US dollar) as compared to 3 860m USD in the first six months of 2018 (Underlying EPS 1.95 US dollar) (see Note 15 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for 2019 was 6 055m US dollar, compared to 2 954m US dollar for 2018 and includes the following impacts:

●

Net finance costs (excluding non-recurring net finance items): 1 365m US dollar in the first six months of 2019 compared to 2 878m US dollar in the first six months of 2018. This decrease was primarily due to mark-to-market adjustment linked to the hedging of our share-based payment programs amounted to a gain of 1 124m USD dollar in the first half of 2019, compared to a loss of 258m USD dollar the first six months of 2018.

●

Non-recurring net finance income/(cost): 1 166m US dollar income in the first six months of 2019 compared to (494)m US dollar cost in the first six months of 2018. Non-recurring net finance income in the first six months of 2019 include mark-to-market gains of 1 098m US dollar on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB and 68m US dollar gain resulting from the early termination of bonds.

●

Income tax expense: 1 666m US dollar in the first six months of 2019 with an effective tax rate of 20.2% compared to 1 420m US dollar in the first six months of 2018 with an effective tax rate of 28.9%. The decrease in the effective tax rate is mainly due to non-taxable gains from derivatives related to hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The normalized effective tax rate was 23.1% in the first six months of 2019 compared to 26.1%

1 Hyperinflation accounting was adopted starting from the September year-to-date 2018 results. The Argentinean operations per 30 June 2018 in these unaudited condensed interim financial statements were not restated for hyperinflation accounting.

in the first six months of 2018. The normalized effective tax rate excluding mark-to-market gains or losses linked to the hedging of the company’s share-based payment programs was 27.4% in the first six months of 2019 compared to 25.0% in the first six months of 2018.

●	Profit attributable to non-controlling interest: 587m US dollar in the first six months of 2019 compared to 636m US dollar in the first six months of 2018.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2019	2018 restated

Cash flow from operating activities	4 896	3 425
Cash flow from investing activities	(1 755)	(1 250)
Cash flow from financing activities	(1 997)	(4 843)
Net increase/(decrease) in cash and cash equivalents	1 144	(2 668)

Cash flow from operating activities

Million US dollar	2019	2018 restated

Profit of the period	6 642	3 590
Interest, taxes and non-cash items included in profit	4 147	7 022
Cash flow from operating activities before changes in working capital and use of provisions	10 789	10 612
Change in working capital	(1 593)	(2 298)
Pension contributions and use of provisions	(279)	(282)
Interest and taxes (paid)/received	(4 158)	(4 645)
Dividends received	137	38
Cash flow from operating activities	4 896	3 425

AB InBev’s cash flow from operating activities was 4 896m US dollar and 3 425m US dollar in the first six months of 2019 and 2018, respectively, a year-over-year increase of 1 471m US dollar. This increase mainly results from lower changes in working capital in 2019 compared to 2018 and lower income taxes paid in 2019. Taxes paid in 2018 included tax payments related to prior periods.

Changes in working capital in the first half of 2019 and 2018 reflect higher working capital levels end of June than at year-end as a result of seasonality.

Cash flow from investing activities

Million US dollar	2019	2018

Net capex	(1 499)	(1 972)
Net of tax proceeds from SAB transaction-related divestitures	-	(430)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(250)	(72)
Proceeds from the sale/(acquisition) of investment in short-term debt securities	(1)	1 299
Other	(5)	(75)
Cash flow from investing activities	(1 755)	(1 250)

Cash flow used in investing activities was 1 755m US dollar in the first six months of 2019 as compared to a cash outflow of 1 250m US dollar in the first six months of 2018. The increase in the cash outflow from investing activities was mainly due to lower proceeds from the sale of short-term debt securities. The 2018 cash flow used in investing activities was negatively impacted by the payments related to the recovery of the Budweiser distribution rights in Argentina as well as payments on SAB-related divestitures which were not repeated in 2019.

AB InBev’s net capital expenditures amounted to 1 499m US dollar in the first six months of 2019 and 1 972m US dollar in the first six months of 2018. Out of the total 2019 capital expenditures approximately 38% was used to improve the company’s production facilities while 52% was used for logistics and commercial investments and 10% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2019	2018 restated

Dividends paid	(2 389)	(5 132)
Net (payments on)/proceeds from borrowings	1 411	1 703
Other (including purchase of non-controlling interests)	(1 019)	(1 414)
Cash flow from financing activities	(1 997)	(4 843)

The cash outflow from financing activities amounted to 1 997m US dollar in the first six months of 2019, as compared to a cash outflow of 4 843m US dollar in the first six months of 2018.

As of 30 June 2019, the company had total liquidity of 17 074m US dollar, which consisted of 9 billion US dollar available under committed long-term credit facilities and 8 074m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt was restated to reflect the impact of the adoption of IFRS 16 and amounted to 104.2 billion US dollar as of 30 June 2019 and 31 December 2018.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment of interests and taxes (4.2 billion US dollar), settlement of derivatives (0.8 billion US dollar increase of net debt) and dividend payments to shareholders of AB InBev (2.4 billion US dollar).

Net debt to normalized EBITDA was 4.61x for the 12-month period ending 31 December 2018 on a Restated base and 4.58x for the 12-month period ending 30 June 2019 on a Reference base.

The full year 2018 net debt to EBITDA calculation was restated considering the new rules on lease accounting (IFRS 16). The 30 June 2019 net debt to EBITDA calculation is done using the Reference base, after restatement for the impact of hyperinflation accounting for the Argentinean operations as if the company had applied hyperinflation accounting as of 1 January 2018 and after restatement of the EBITDA and net debt considering the new rules on lease accounting.

Consolidated equity attributable to equity holders of AB InBev as of 30 June 2019 was 70 233m US dollar, compared to 64 485m US dollar as of 31 December 2018. The combined effect of the weakening of mainly the euro closing rate and the strengthening of mainly the closing rates of the South African rand, the Mexican peso and the Colombian peso, resulted in a foreign exchange translation adjustment of 1 719m US dollar (increase of equity).

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 16 Interest-bearing loans and borrowings and Note 19 Risks arising from financial instruments.

As of 30 June 2019, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a negative outlook, and the company’s credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence

Risks relating to AB InBev and the beer and beverage industry

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and an economic or financial crisis. These could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the U.S. dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms. AB InBev has incurred substantial indebtedness by entering into a senior credit facility and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB

InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or a material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

An inability to reduce costs could affect AB InBev’s profitability and, in particular, AB InBev may not be able to fully realize the anticipated benefits and synergies of the combination with SAB. The integration process continues to involve costs and uncertainties, including increased exposure to certain risks arising from the challenge of continuing to develop collaborative relationships with SAB’s former partners in Eurasian and African countries. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some reorganizations, which may limit its capacity to integrate SAB’s operations.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals. A number of AB InBev’s subsidiaries are in the process of executing a major cost saving and efficiency program and AB InBev is pursuing a number of initiatives to improve operational efficiency. If AB InBev fails for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, including if we fail to realize the full anticipated synergies of the combination with SAB, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, AB InBev’s business and results of operations could be materially and adversely affected.

Following the categorization of Argentina in AB InBev’s results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), resulting in the restatement of certain results for hyperinflation accounting. If the economic or political situation in Argentina further deteriorates, the Latin America South operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s liquidity and operations, and ability to access funds from Argentina.

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The partnership between Labatt, the Canadian subsidiary of ABI’s subsidiary Ambev, and Tilray to research non-alcohol beverages containing tetrahydrocannabinol and cannabidiol, both derived from cannabis, could lead to increased legal, reputational and financial risks. While this partnership is currently limited to research in Canada, the laws and regulations governing recreational cannabis are still developing, including in ways that AB InBev may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which AB InBev operates, and violations of Law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization has changed quickly and remains in flux.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result of health care concerns related to the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft drinks. Negative publicity regarding AB InBev’s products and brands, publication of studies indicating a significant risk in using AB InBev’s products or changes in consumer perceptions in relation to AB InBev’s products generally could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition. Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Spain, Russia, the United Kingdom, South Africa, Australia and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing AB InBev’s marketing and other commercial practices.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including the General Data Protection Regulation adopted in the European Union, which was fully implemented in May 2018. Also, public concern about beer, alcoholic beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of beer, alcoholic beverages and soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 32 Contingencies of the 2018 consolidated financial statements.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting and initiatives at the European Union level (including the anti-tax-avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations. Furthermore, the U.S. tax reform signed on 22 December 2017 (the “Tax Act”) brings major tax legislation changes into law. While the Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21% and provides an exemption for certain dividends from 10%-owned foreign subsidiaries, the Tax Act expands the tax base by introducing further limitations on deductibility of interest, the imposition of a “base erosion and anti-abuse tax” and the imposition of minimum tax for “global intangible low-tax income”, among other changes, which could adversely impact the company’s results of operations. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities, and it is possible that future guidance could adversely impact the financial results of the company.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expect to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claim, or as to the claimants’ standing to pursue it.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

As a result of the combination with SAB, AB InBev recognized a significant amount of incremental goodwill on its balance sheet. If the integration of the businesses meets with unexpected difficulties, or if the business of AB InBev does not develop as expected, impairment charges may be incurred in the future that could be significant and that could therefore have a material adverse effect on its results of operations and financial condition.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board (PCAOB). This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, U.S. and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

Risks arising from financial instruments

Note 29 of the 2018 consolidated financial statements and Note 19 of these 2019 unaudited condensed interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the balance sheet date

Please refer to Note 23 Events after the balance sheet date of these unaudited condensed consolidated interim financial statements.

Statement of the Board of Directors

The Board of Directors of Anheuser-Busch InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the condensed consolidated interim financial statements which have been prepared in accordance with the International Financial Reporting Standard on interim financial statements (IAS 34), as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the interim management report includes a fair overview of the information required under Article 13, §§ 5 and 6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

Independent auditors’ report

STATUTORY AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF

ANHEUSER-BUSCH INBEV NV/SA ON THE REVIEW OF THE CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD

ENDED JUNE 30, 2019

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch lnBev NV/SA and its subsidiaries as of June 30, 2019 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, as well as the explanatory notes. The board of directors is responsible for the preparation and presentation of this condensed consolidated financial information in accordance with lAS 34, as adopted by the European Union. Our responsibility is to express a conclusion on this condensed consolidated financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial information is not prepared, in all material respects, in accordance with lAS 34, as adopted by the European Union.

Sint-Stevens-Woluwe, July 24, 2019

The Statutory Auditor

PwC Bedrijfsrevisoren cvba

Represented by

Koen Hens

Partner

PwC Bedrijfsrevisoren cvba - PwC Reviseurs d’Entreprises scrl - Financial Assurance Services
Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe
T: + 32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / lNG BE43 3101 3811 9501 - BIC BBRUBEBB I BELFIUS BE92 0689 0408 8123 - BIC GKCC BEBB

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2019	2018 restated

Revenue		26 552	27 087
Cost of sales		(10 138)	(10 165)
Gross profit		16 414	16 922

Distribution expenses		(2 767)	(2 911)
Sales and marketing expenses		(3 603)	(4 129)
Administrative expenses		(1 888)	(1 799)
Other operating income/(expenses)		393	402
Profit from operations before non-recurring items		8 549	8 485

Restructuring	7	(58)	(137)
Acquisition costs business combinations	7	(23)	(38)
Business and asset disposal	7	(24)	(21)
Profit from operations		8 445	8 289

Finance cost	8	(2 711)	(3 102)
Finance income	8	1 346	224
Non-recurring net finance income/(cost)	8	1 166	(494)
Net finance income/(cost)		(199)	(3 372)

Share of result of associates and joint ventures	14	62	93
Profit before tax		8 308	5 010

Income tax expense	9	(1 666)	(1 420)
Profit of the period		6 642	3 590

Profit of the period attributable to:
Equity holders of AB InBev		6 055	2 954
Non-controlling interest		587	636

Basic earnings per share	15	3.06	1.50
Diluted earnings per share	15	3.01	1.47

Basic earnings per share before non-recurring items[1]	15	2.52	1.82
Diluted earnings per share before non-recurring items[1]	15	2.48	1.79

Underlying EPS[1]	15	1.95	1.95

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1 Basic earnings per share and diluted earnings per share before non-recurring items, as well as Underlying EPS, are not defined metrics in IFRS. Refer to Note 15 Changes in equity and earnings per share for more details.

Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2019	2018 restated

Profit of the period	6 642	3 590

Other comprehensive income: items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(35)	(6)
	(35)	(6)
Other comprehensive income: items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1 741	(3 737)
Effective portion of changes in fair value of net investment hedges	(27)	49
Cash flow hedges recognized in equity	64	549
Cash flow hedges reclassified from equity to profit or loss	(231)	(227)
	1 547	(3 366)

Other comprehensive income/(loss), net of tax	1 512	(3 372)

Total comprehensive income	8 154	218

Attributable to:
Equity holders of AB InBev	7 603	(173)
Non-controlling interest	551	391

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2019	31 December 2018 restated

ASSETS
Non-current assets
Property, plant and equipment	10	27 517	27 615
Goodwill	11	134 752	133 311
Intangible assets	12	45 195	44 831
Investments in associates and joint ventures	14	5 990	6 136
Investment securities	13	123	108
Deferred tax assets		1 820	1 517
Employee benefits		19	16
Income tax receivables		994	992
Derivatives	19	91	291
Trade and other receivables		777	769
Total non-current assets		217 279	215 587

Current assets
Investment securities	13	87	87
Inventories		4 658	4 234
Income tax receivables		304	457
Derivatives	19	231	16
Trade and other receivables		6 546	6 375
Cash and cash equivalents	13	8 179	7 074
Assets classified as held for sale		51	39
Total current assets		20 056	18 281

Total assets		237 335	233 868

EQUITY AND LIABILITIES
Equity
Issued capital	15	1 736	1 736
Share premium		17 620	17 620
Reserves		21 046	19 061
Retained earnings		29 831	26 068
Equity attributable to equity holders of AB InBev		70 233	64 485

Non-controlling interests		7 898	7 404
Total equity		78 131	71 889

Non-current liabilities
Interest-bearing loans and borrowings	16	101 672	106 997
Employee benefits		2 574	2 681
Deferred tax liabilities		13 396	13 165
Income tax payables		554	576
Derivatives	19	614	766
Trade and other payables	18	1 998	1 816
Provisions		1 120	1 152
Total non-current liabilities		121 928	127 153

Current liabilities
Bank overdrafts	13	105	114
Interest-bearing loans and borrowings	16	10 964	4 584
Income tax payables		1 115	1 220
Derivatives	19	2 807	5 574
Trade and other payables	18	21 799	22 568
Provisions		486	766
Total current liabilities		37 276	34 826

Total equity and liabilities		237 335	233 868

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar (restated)	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total Equity

As per 1 January 2018	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 387	72 576	7 624	80 200
Impact of adopting IFRSs 9 and 15	-	-	-	-	-	-	-	(4)	(4)	(42)	(46)
As per 1 January 2018, as adjusted	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 383	72 572	7 582	80 154
Profit of the period	-	-	-	-	-	-	-	2 954	2 954	636	3 590
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	-	(3 352)	-	-	(3 352)	(336)	(3 688)
Cash flow hedges	-	-	-	-	-	229	-	-	229	92	322
Re-measurements of post-employment benefits	-	-	-	-	-	(4)	-	-	(4)	(2)	(6)
Total comprehensive income	-	-	-	-	-	(3 126)	-	2 954	(173)	391	218
Dividends	-	-	-	-	-	-	(56)	(4 392)	(4 448)	(523)	(4 970)
Treasury shares	-	-	2 431	-	-	-	(1 063)	(1 368)	-	(9)	(9)
Share-based payments	-	-	-	-	117	-	-	-	117	(2)	115
Purchase/(sale) of non-controlling interests	-	-	-	-	-	-	-	429	429	(429)	-
Scope and other changes	-	-	-	-	-	-	-	(17)	(17)	22	5
As per 30 June 2018	1 736	17 620	(6 549)	45 726	1 870	(17 910)	-	25 989	68 480	7 032	75 513

		Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total Equity

As per 1 January 2019	1 736	17 620	(6 549)	45 726	2 037	(22 152)	-	26 068	64 485	7 404	71 889
Profit of the period	-	-	-	-	-	-	-	6 055	6 055	587	6 642
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	-	1 719	-	-	1 719	(3)	1 714
Cash flow hedges	-	-	-	-	-	(134)	-	-	(134)	(34)	(168)
Re-measurements of post-employment benefits	-	-	-	-	-	(37)	-	-	(37)	2	(35)
Total comprehensive income	-	-	-	-	-	1 548	-	6 055	7 603	551	8 154
Dividends	-	-	-	-	-	-	-	(2 339)	(2 339)	(214)	(2 553)
Treasury shares	-	-	279	-	-	-	-	(281)	(2)	(2)	(4)
Share-based payments	-	-	-	-	157	-	-	-	157	3	161
Hyperinflation monetary adjustments	-	-	-	-	-	-	-	127	127	79	206
Scope and other changes	-	-	-	-	-	-	-	202	202	77	279
As per 30 June 2019	1 736	17 620	(6 270)	45 726	2 194	(20 604)	-	29 831	70 233	7 898	78 131

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2019	2018 restated

OPERATING ACTIVITIES
Profit of the period		6 642	3 590
Depreciation, amortization and impairment		2 299	2 335
Impairment losses on receivables, inventories and other assets		57	65
Additions/(reversals) in provisions and employee benefits		87	76
Net finance cost/(income)	8	199	3 372
Loss/(gain) on sale of property, plant and equipment and intangible assets		(30)	(35)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		-	(1)
Equity-settled share-based payment expense	17	181	167
Income tax expense	9	1 666	1 420
Other non-cash items included in profit		(250)	(284)
Share of result of associates and joint ventures		(62)	(93)
Cash flow from operating activities before changes in working capital and use of provisions		10 789	10 612
Decrease/(increase) in trade and other receivables		(248)	(339)
Decrease/(increase) in inventories		(411)	(440)
Increase/(decrease) in trade and other payables		(934)	(1 519)
Pension contributions and use of provisions		(279)	(282)
Cash generated from operations		8 917	8 032

Interest paid		(2 404)	(2 525)
Interest received		244	218
Dividends received		137	38
Income tax paid		(1 998)	(2 338)
CASH FLOW FROM OPERATING ACTIVITIES		4 896	3 425

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 729)	(2 127)
Proceeds from sale of property, plant and equipment and of intangible assets		230	155
Proceeds from SAB transaction-related divestitures		-	(330)
Taxes on SAB transaction-related divestitures		-	(100)
Acquisition of subsidiaries, net of cash acquired	6	(342)	(70)
Sale of subsidiaries, net of cash disposed of	6	92	(2)
Net of tax proceeds from the sale of assets held for sale		2	67
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	(1)	1 299
Net proceeds from sale/(acquisition) of other assets		(7)	(69)
Net repayments/(payments) of loans granted		-	(73)
CASH FLOW FROM INVESTING ACTIVITIES		(1 755)	(1 250)

FINANCING ACTIVITIES
Purchase of non-controlling interest	15	-	(930)
Proceeds from borrowings	16	22 011	23 767
Payments on borrowings	16	(20 600)	(22 064)
Cash net finance (cost)/income other than interests		(784)	(262)
Payments of lease liabilities	16	(235)	(222)
Dividends paid		(2 389)	(5 132)
CASH FLOW FROM FINANCING ACTIVITIES		(1 997)	(4 843)

Net increase/(decrease) in cash and cash equivalents		1 144	(2 668)

Cash and cash equivalents less bank overdrafts at beginning of year		6 960	10 355
Effect of exchange rate fluctuations		(30)	211

Cash and cash equivalents less bank overdrafts at end of period	13	8 074	7 898

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements

Note
Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Non-recurring items	7

Finance cost and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible assets	12

Cash and cash equivalents and Investments securities	13

Investments in associates	14

Changes in equity and earnings per share	15

Interest-bearing loans and borrowings	16

Share-based payments	17

Trade and other payables	18

Risks arising from financial instruments	19

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20

Contingencies	21

Related parties	22

Events after the balance sheet date	23

1.	Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175 000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2019 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month periods ended 30 June 2019 and 2018 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed interim financial statements were authorized for issue by the Board of Directors on 24 July 2019.

2.	Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2018. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2019 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2018, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS BEGINNING ON 1ST JANUARY 2019:

IFRS 16 Leases became effective on 1 January 2019 and was applied by the company for the first time as of that date, under the full retrospective application.

IFRS 16 Leases

IFRS 16 replaces the current lease accounting requirements and introduces significant changes to lessee accounting as it removes the distinction between operating and finance leases under IAS 17 Leases and related interpretations and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. IFRS 16 also requires to recognize a depreciation charge related to the right-of-use assets and an interest expense on the lease liabilities, as compared to the recognition of operating lease expense or rental cost on a straight-line basis over the lease term under prior requirements. In addition, the company has amended the consolidated cash flow statement presentation in order to segregate the payment of leases into a principal portion presented within financing activities and an interest component presented within operating activities.

For short-term leases and leases of low value assets, the company continues to recognize a lease expense on a straight-line basis as permitted by IFRS 16, and payments for these leases are presented in cash from operating activities. The company as a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently.

The company has chosen the full retrospective application of IFRS 16 and, consequently, has restated the comparative information in these unaudited consolidated interim financial statements. In addition, the company has applied the practical expedient available on transition to IFRS 16 to not reassess whether a contract is or contains a lease. Accordingly, the definition of a lease under IAS 17 and related interpretations will continue to apply to the leases entered or modified before 1 January 2019.

On transition to IFRS 16, the company recognized 1.7 billion US dollar of right-of-use assets and 1.8 billion US dollar of lease liabilities. Lease liabilities are measured at the present value of future lease payments discounted using the incremental borrowing rates considering the nature of the underlying assets and term of the leases.

Additional information is presented in Note 10 Property, plant and equipment, Note 16 Interest-bearing loans and borrowings and Note 19 Risks arising from financial instruments.

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning on 1 January 2019 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. IAS 29 requires reporting the results of the company’s operations in Argentina as if these were highly inflationary as of 1 January 2018.

Under IAS 29, the non-monetary assets and liabilities stated at historical cost, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2019	31 December 2018	30 June 2019	30 June 2018

Argentinean peso	42.448916	37.807879	-	20.303664
Australian dollar	1.427417	1.416593	1.411078	1.289543
Brazilian real	3.832200	3.874806	3.834084	3.366036
Canadian dollar	1.308701	1.362882	1.339411	1.274137
Colombian peso	3 915.40	3 246.70	3 217.98	2 871.14
Chinese yuan	6.870377	6.877787	6.786388	6.370323
Euro	0.878735	0.873362	0.884945	0.826887
Mexican peso	19.168357	19.682728	19.218716	18.960515
Pound sterling	0.787830	0.781249	0.771278	0.726980
Peruvian nuevo sol	3.289996	3.369998	3.337727	3.243686
South Korean won	1 156.23	1 115.40	1 143.34	1 072.49
South African rand	14.166747	14.374909	14.176131	12.124443
Turkish lira	5.769347	5.291532	5.529144	3.962502

(C)	RECENTLY ISSUED IFRS

There are no new IFRS requirements that are not yet effective which have been early applied in preparing these unaudited condensed consolidated interim financial statements.

A number of amendments to standards are effective for annual periods beginning after 1 January 2019 and have not been discussed because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty mainly related to the reporting of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses into AB InBev Efes that closed on 30 March 2018 – see Note 6 Acquisitions and disposals of Subsidiaries and Note 14 Investments in associates, and to the adoption of hyperinflation accounting for the company’s Argentinean operations.

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018. The main principle in IAS 29 is that the financial statements of an entity that reports in the currency of a hyperinflationary economy must be stated in terms of the measuring unit current at the end of the reporting period. Therefore, the non-monetary assets and liabilities stated at historical cost, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. Monetary items that are already stated at the measuring unit at the end of the reporting period are not restated. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate.

Consequently, the company has applied hyperinflation accounting for its Argentinean subsidiaries for the first time in the year to date September 2018 unaudited condensed interim financial statements, with effect as of 1 January 2018, applying the IAS 29 rules as follows:

●

Non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The hyperinflation accounting impacts resulting from changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 8 Finance cost and income);

●

The income statement is adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year to date average rate for non-hyperinflationary economies), thereby restating the year to date income statement account both for inflation index and currency conversion;

●

The unaudited condensed consolidated interim financial statements for the six-month period ended 30 June 2018 and respective income statements and balance sheets of the Argentinean subsidiaries were not restated.

The results for the six-month period ended 30 June 2019, restated for purchasing power, were translated at the June closing rate of 42.448916 Argentinean pesos per US dollar. The results for the six-month period ended 30 June 2018 were translated at the June average rate of 20.303664 Argentinean pesos per US dollar.

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, when amounts are translated into the currency of non-hyperinflationary economy, the comparative amounts are not adjusted for subsequent changes in the price level or exchange rates.

5.	Segment reporting

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

The organizational structure effective as of 1 January 2019 is composed of five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. The company’s revised geographic regions and its Global Export and Holding Companies comprise the company’s six segments for all financial reporting purposes. The key changes in the company’s structure are as follows: (i) the Middle Americas region combines the former Latin America West region and the business unit Central America and Caribbean, that was previously reported in Latin America North region, and (ii) the South America region combines the former Latin America South region and Brazil, that was previously reported in Latin America North region. These organizational changes are effective as of 1 January 2019 and have been reflected in these unaudited condensed consolidated interim financial statements.

AB InBev has restated its 2018 results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018 and the new company organizational structure effective 1 January 2019 in line with IFRS rules. This presentation is referred to as “2018 restated”.

AB InBev has updated its 2018 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2018 Reference Base”) includes, for comparative purposes and to facilitate the understanding of AB InBev’s underlying performance, (i) the new company organizational structure effective 1 January 2019, (ii) the impact of hyperinflation accounting for the Argentinean operations as if the company had applied hyperinflation accounting as of 1 January 2018 and (iii) restated results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018.

Following the completion of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses on 30 March 2018, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes as results of associates as of that date.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June 2019 and 2018, except for segment assets (non-current) with comparatives at 31 December 2018.

Segment reporting (Reference Base)

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and holding companies		Consolidated
	2019	2018 Reference Base	2019	2018 Reference Base	2019	2018 Reference Base	2019	2018 Reference Base	2019	2018 Reference Base	2019	2018 Reference Base	2019	2018 Reference Base

Volume	54	55	65	63	67	65	40	42	54	54	-	-	280	279
Revenue	7 701	7 641	5 735	5 597	4 769	4 962	3 786	4 095	4 306	4 367	254	193	26 552	26 854
Normalized EBITDA	3 045	2 995	3 036	2 742	1 976	2 141	1 373	1 507	1 787	1 642	(368)	(325)	10 849	10 702
Normalized EBITDA margin %	39.5%	39.2%	52.9%	49.0%	41.4%	43.1%	36.3%	36.8%	41.5%	37.6%	-	-	40.9%	39.9%
Depreciation, amortization and impairment	(388)	(414)	(441)	(405)	(462)	(492)	(484)	(489)	(370)	(383)	(155)	(138)	(2 300)	(2 319)
Normalized profit from operations (EBIT)	2 656	2 581	2 595	2 337	1 514	1 649	888	1 018	1 417	1 259	(522)	(462)	8 549	8 383

Segment reporting (2018 restated)

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and holding companies		Consolidated
	2019	2018 restated[1]	2019	2018 restated[1]	2019	2018 restated[1]	2019	2018 restated[1]	2019	2018 restated[1]	2019	2018 restated[1]	2019	2018 restated[1]

Volume	54	55	65	63	67	65	40	42	54	54	-	-	280	279
Revenue	7 701	7 641	5 735	5 597	4 769	5 194	3 786	4 095	4 306	4 367	254	193	26 552	27 087
Normalized EBITDA	3 045	2 995	3 036	2 742	1 976	2 259	1 373	1 507	1 787	1 642	(368)	(325)	10 849	10 820
Normalized EBITDA margin %	39.5%	39.2%	52.9%	49.0%	41.4%	43.5%	36.3%	36.8%	41.5%	37.6%	-	-	40.9%	40.0%
Depreciation, amortization and impairment	(388)	(414)	(441)	(405)	(462)	(508)	(484)	(490)	(370)	(383)	(155)	(138)	(2 300)	(2 335)
Normalized profit from operations (EBIT)	2 656	2 581	2 595	2 337	1 514	1 751	888	1 018	1 417	1 259	(522)	(462)	8 549	8 485
Non-recurring items (see Note 7)	(1)	-	(26)	(67)	(13)	(6)	(17)	(49)	(5)	(15)	(42)	(59)	(104)	(196)
Profit from operations (EBIT)	2 655	2 581	2 569	2 270	1 501	1 745	871	969	1 412	1 244	(564)	(521)	8 445	8 289
Net finance income/(cost)													(199)	(3 372)
Share of results of associates and joint ventures													62	93
Income tax expense													(1 666)	(1 420)
Profit/(loss)													6 642	3 590

Segment assets (non-current)	63 542	63 443	73 118	71 845	13 716	13 250	42 882	42 874	22 658	22 544	1 363	1 631	217 279	215 587
Gross capex	182	558	471	510	288	309	425	492	256	253	107	68	1 729	2 190

For the six-month period ended 30 June 2019, net revenue from the beer business amounted to 24 463m US dollar (30 June 2018: 24 886m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 2 089m US dollar (30 June 2018: 2 201m US dollar). Additionally, for the six-month period ended 30 June 2019, net revenue from the company’s business in the United States amounted to 6 833m US dollar (30 June 2018: 6 711m USD dollar) and net revenue from the company’s business in Brazil amounted to 3 516m US dollar (30 June 2018: 3 565m US dollar).

1 2018 restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

6.	Acquisitions and disposals of subsidiaries

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for 30 June 2019 and 30 June 2018:

Million US dollar	2019 Acquisitions	2018 Acquisitions	2019 Disposals	2018 Disposals

Non-current assets
Property, plant and equipment	26	-	-	(249)
Intangible assets	307	67	(15)	(17)
Deferred tax assets	-	-	-	(86)
Trade and other receivables	-	1	-	-

Current assets
Inventories	39	1	-	(74)
Income tax receivables	-	-	-	(2)
Trade and other receivables	12	1	-	(77)
Cash and cash equivalents	40	1	-	(4)
Assets held for sale	-	-	-	(27)

Non-current liabilities
Interest-bearing loans and borrowings	(4)	-	-	-
Deferred tax liabilities	(49)	(1)	4	2

Current liabilities
Bank overdrafts	-	-	-	7
Interest-bearing loans and borrowings	(2)	-	-	142
Trade and other payables	(47)	(6)	-	252
Provisions	-	-	-	1

Net identifiable assets and liabilities	322	65	(11)	(132)

Non-controlling interests	(62)	-	-	-

Goodwill on acquisitions and goodwill disposed of	389	-	(15)	(479)
Loss/(gain) on disposal	-	-	(13)	(15)
Consideration to be (paid)/received	(348)	(4)	-	53
Net cash paid on prior years acquisitions/(disposal)	81	10	(53)	12
Recycling of cumulative translation adjustment in respect of net assets	-	-	-	(584)
Contribution in kind	-	-	-	1 150
Consideration paid/(received)	382	71	(92)	5

Cash (acquired)/ disposed of	(40)	(1)	-	(3)

Net cash outflow / (inflow)	342	70	(92)	2

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 14 Investments in associates.

The transaction described above involved the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes in exchange for a 50% ownership in AB InBev Efes. In line with IFRS, the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes, with AB InBev losing control, is accounted for as a deemed disposal and the 50% non-controlling interest AB InBev received in AB InBev Efes in exchange for such contribution is accounted for as a deemed acquisition of an investment in associate, with both acquisition and disposal measured at their fair value estimated at 1.15 billion US dollar representing the estimated value of the 50 % investment AB InBev will hold in AB InBev Efes after adjustment for net debt.

When a parent loses control of a subsidiary, IFRS 10 requires all assets and liabilities of the former subsidiary to be derecognized and any gain or loss associated with the deemed disposal interest to be recognized in the consolidated income statement. IFRS also requires that any amounts previously recognized in the consolidated statement of other comprehensive income, including historical translation adjustments, be recycled to the consolidated income statement, at the date when control is lost.

On 30 March 2018, AB InBev derecognized 573m US dollar net assets related to its former Russia and Ukraine businesses and recycled 584m US dollar from other comprehensive income to the consolidated income statement, resulting in a net non-recurring, non-cash loss of 7m US dollar (see also Note 7 Non-Recurring items).

The company undertook a series of additional acquisitions and disposals during 2018 and 2019, with no significant impact in the company’s consolidated financial statements.

7.	Non-recurring items

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be significant in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2019	2018

Restructuring	(58)	(137)
Acquisition costs business combinations	(23)	(38)
Business and asset disposal (including impairment losses)	(24)	(21)
Impact on profit from operations	(104)	(196)

Non-recurring net finance income/(cost)	1 166	(494)
Non-recurring taxes	(5)	45
Non-recurring non-controlling interest	12	(3)
Net impact on profit attributable to equity holders of AB InBev	1 069	(648)

The non-recurring restructuring charges for the six-month period ended 30 June 2019 amount to (58)m US dollar (30 June 2018: (137)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (23)m US dollar for the six-month period ended 30 June 2019, primarily related to cost incurred to facilitate the combination with SAB (30 June 2018: (38)m US dollar).

Business and asset disposals amount to (24)m US dollar for the six-month period ended 30 June 2019 and primarily relate to cost related to the completion of 2018 disposals. Business and asset disposals amounted to (21)m US dollar for the six-month period ended 30 June 2018 and mainly resulted from the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost (see also Note 6 Acquisitions and disposals of subsidiaries).

The company recognized a non-recurring net finance income of 1 166m US dollar for the six-month period ended 30 June 2019 (30 June 2018: (494)m US dollar cost) – see Note 8 Finance cost and income.

All the above amounts are before income taxes. The non-recurring items for the six-month period ended 30 June 2019 increased income taxes by 5m US dollar (30 June 2018: decrease of income taxes by 45m US dollar).

Non-controlling interest on the non-recurring items amounts to 12m US dollar for the six-month period ended 30 June 2019 (30 June 2018: (3)m US dollar).

8.	Finance cost and income

Finance costs included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2019	2018 restated

Interest expense	(2 110)	(2 126)
Capitalization of borrowing costs	12	17
Net interest on net defined liabilities	(48)	(48)
Accretion expense	(290)	(239)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(48)	(83)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(112)	(237)
Mark-to-market losses on derivatives related to the hedging of share-based payment programs	-	(258)
Tax on financial transactions	(33)	(69)
Other financial costs, including bank fees	(82)	(59)
	(2 711)	(3 102)

Non-recurring finance cost	(81)	(494)
Finance costs	(2 792)	(3 596)

Finance income included in the income statement is as follows:

For the six-month period ended 30 June Million US dollar	2019	2018

Interest income	152	155
Mark-to-market gains on derivatives related to the hedging of share-based payment programs	1 124	-
Net gains from hedge ineffectiveness	8	-
Hyperinflation monetary adjustments	48	-
Other financial income	14	69
	1 346	224

Non-recurring finance income	1 247	-
Finance income	2 593	224

Finance costs, excluding non-recurring items, decreased by 391m US dollar compared to 2018 mainly as a result of mark-to-market on derivatives related to the hedging of share-based payment programs. In the six-month period ended 30 June 2019, the mark-to-market on such derivatives amounted to a gain of 1 124m US dollar (30 June 2018: 258m US dollar loss).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in China and South Africa. Interest is capitalized at a borrowing rate ranging from 3% to 4%.

In the six-month period ended 30 June 2019, accretion expense includes interest on lease liabilities of 57m US dollar (30 June 2018: 62m US dollar).

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 19 Risks arising from financial instruments.

Non-recurring net finance cost for the six-month period ended 30 June 2019 includes foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans and cost related to incremental accruals of deferred considerations on prior year acquisitions.

Non-recurring net finance income for the six-month period ended 30 June 2019 includes:

–

556m US dollar gains resulting from positive mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo (30 June 2018: 127m US dollar loss). See also Note 15 Changes in equity and earnings per share;

–

542m US dollar gains resulting from positive mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB (30 June 2018: 123m US dollar loss);

–	149m US dollar gains resulting from the early termination of certain bonds (30 June 2018: 244m US dollar loss).

No interest income was recognized on impaired financial assets.

9.	Income taxes

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2019	2018 restated

Current tax expense
Current tax year	(1 834)	(1 556)
Deferred tax (expense)/income	168	136
Total income tax expense in the income statement	(1 666)	(1 420)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2019	2018 restated

Profit before tax	8 308	5 010
Deduct share of result of associates and joint ventures	62	93
Profit before tax and before share of result of associates and joint ventures	8 246	4 917

Adjustments on taxable basis
Government incentives	(379)	(354)
Non-deductible/(non-taxable) marked to market on derivatives	(2 222)	508
Other expenses not deductible for tax purposes	1 098	1 082
Other non-taxable income	(549)	(478)
	6 194	5 675

Aggregated weighted nominal tax rate	26.1%	26.8%

Tax at aggregated weighted nominal tax rate	(1 614)	(1 520)

Adjustments on tax expense
Utilization of tax losses not previously recognized	38	119
Recognition of deferred taxes assets on previous years’ tax losses	3	42
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(126)	(147)
(Underprovided)/overprovided in prior years	13	(33)
Deductions from interest on equity	197	215
Deductions from goodwill	11	7
Other tax deductions	108	196
Change in tax rate	(9)	11
Withholding taxes	(257)	(227)
Other tax adjustments	(30)	(83)
	(1 666)	(1 420)
Effective tax rate	20.2%	28.9%

The total income tax expense for the six-month period ended 30 June 2019 amounts to 1 666m US dollar compared to 1 420m US dollar in 2018. The effective tax rate decreased from 28.9% for the six-month period ended 30 June 2018 to 20.2% for the six-month period ended 30 June 2019. The 2019 effective tax rate was positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2018 effective tax rate was negatively impacted by non-deductible losses from these derivatives.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2019 is 23.1% (30 June 2018: 26.1%). The normalized effective tax rate excluding mark-to-market gains or losses on derivatives related to the hedging of share-based payment programs for the six-month period ended 30 June 2019 is 27.4% (30 June 2018: 25.0%).

Normalized effective tax rate is the effective tax rate adjusted for non-recurring items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized tax rate may not be comparable to other companies.

10.	Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2019	31 December 2018 restated

Property, plant and equipment owned	25 462	25 638
Property, plant and equipment leased (right-of-use assets)	2 055	1 977
Total property, plant and equipment	27 517	27 615

Property, plant and equipment owned by the company is detailed as follows:

	30 June 2019				31 December 2018 restated
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 155	33 540	2 274	47 969	48 297
Effect of movements in foreign exchange	47	95	14	156	(3 086)
Acquisitions	57	623	884	1 564	4 342
Acquisitions through business combinations	-	19	2	21	2
Disposals	(86)	(1 218)	(1)	(1 305)	(1 474)
Disposals through the sale of subsidiaries	-	-	-	-	(1 128)
Transfer (to)/from other asset categories and other movements[1]	97	1 041	(1 173)	(35)	1 014
Balance at end of the period	12 270	34 100	2 000	48 370	47 969

Depreciation and impairment losses
Balance at end of previous year	(3 450)	(18 881)	-	(22 331)	(21 414)
Effect of movements in foreign exchange	(6)	(40)	-	(46)	1 392
Depreciation	(207)	(1 502)	-	(1 709)	(3 530)
Disposals	39	1 119	-	1 158	1 249
Disposals through the sale of subsidiaries	-	-	-	-	818
Impairment losses	-	(33)	-	(33)	(91)
Transfer to/(from) other asset categories and other movements[1]	35	18	-	53	(755)
Balance at end of the period	(3 589)	(19 319)	-	(22 908)	(22 331)

Carrying amount
at 31 December 2018	8 704	14 659	2 274	25 638	25 638
at 30 June 2019	8 680	14 781	2 000	25 462	-

As at 30 June 2019, the carrying amount of property, plant and equipment subject to restrictions on title amounts to 6m US dollar (31 December 2018: 8m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 708m US dollar as at 30 June 2019 compared to 416m US dollar as at 31 December 2018.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 1 499m US dollar in the first six months of 2019 compared to 2 282m US dollar for the same period last year. Out of the total 2019 capital expenditures approximately 38% was used to improve the company’s production facilities while 52% was used for logistics and commercial investments and 10% was used for improving administrative capabilities and purchase of hardware and software.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	2019
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 30 June	1 733	322	2 055
Depreciation for the period	(180)	(79)	(259)

	2018 restated
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 624	353	1 977
Depreciation for the period	(165)	(81)	(246)

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These lease agreements mature in November 2034. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings. The leases typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

Additions to right-of-use assets for the six-month period ended 30 June 2019 were 293m US dollar (2018: 121m US dollar). The expense related to short-term and low value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant. During the six-month period ended 30 June 2019, AB InBev recognized right-of-use assets on acquisitions of subsidiaries of 5m US dollar – see also note 6 Acquisitions and disposals of subsidiaries.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

11.	Goodwill

Million US dollar	30 June 2019	31 December 2018

Acquisition cost
Balance at end of previous year	133 316	140 980
Effect of movements in foreign exchange	967	(7 541)
Disposals through the sale of subsidiaries	(15)	(652)
Acquisitions through business combinations	389	107
Hyperinflation monetary adjustments	100	435
Reclassified as held for sale	-	(13)
Balance at end of the period	134 757	133 316

Impairment losses
Balance at end of previous year	(5)	(40)
Disposals through the sale of subsidiaries	-	35
Balance at end of the period	(5)	(5)

Carrying amount
at 31 December 2018	133 311	133 311
at 30 June 2019	134 752	-

During the six-month period ended 30 June 2019, AB InBev recognized goodwill on acquisitions of subsidiaries of 388m US dollar – see also note 6 Acquisitions and disposals of subsidiaries.

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following this merger, the company derecognized its Russian and Ukrainian net assets including goodwill (see also Note 6 Acquisitions and disposals of subsidiaries).

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

12.	Intangible assets

	30 June 2019					31 December 2018
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	42 133	2 949	2 692	691	48 465	48 871
Effect of movements in foreign exchange	169	(3)	4	5	175	(1 765)
Acquisitions through business combinations	301	-	5	1	307	24
Acquisitions and expenditures	-	8	39	66	113	668
Disposals	-	(11)	(18)	-	(29)	(96)
Disposals through the sale of subsidiaries	(15)	-	-	-	(15)	(47)
Transfer (to)/from other asset categories and other movements[1]	5	52	(224)	(66)	(233)	810
Balance at end of period	42 593	2 995	2 498	697	48 783	48 465

Amortization and impairment losses
Balance at end of previous year	(32)	(1 479)	(2 002)	(121)	(3 634)	(2 997)
Effect of movements in foreign exchange	-	2	(4)	(1)	(3)	164
Amortization	-	(79)	(159)	(24)	(262)	(445)
Disposals	-	11	15	-	26	14
Disposals through the sale of subsidiaries	-	-	-	-	-	30
Transfer to/(from) other asset categories and other movements[1]	-	(24)	312	(3)	285	(400)
Balance at end of period	(32)	(1 569)	(1 838)	(149)	(3 588)	(3 634)

Carrying value
at 31 December 2018	42 101	1 470	690	570	44 831	44 831
at 30 June 2019	42 561	1 426	660	548	45 195	-

During the six-month period ended 30 June 2019, AB InBev recognized intangible assets on acquisitions of subsidiaries of 307m US dollar – see also note 6 Acquisitions and disposals of subsidiaries.

On 2 May 2018, AB InBev recovered the Budweiser distribution rights in Argentina from Compañia Cervecerías Unidas S.A. (“CCU”). The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands, along with a cash payment of 306m US dollar and other commitments. The Budweiser distribution rights have been assigned an indefinite useful life.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

13.	Cash and cash equivalents and Investment securities

Million US dollar	30 June 2019	31 December 2018

Short-term bank deposits	3 283	2 233
Cash and bank accounts	4 896	4 841
Cash and cash equivalents	8 179	7 074

Bank overdrafts	(105)	(114)
	8 074	6 960

The cash outstanding per 30 June 2019 includes restricted cash for an amount of 80m US dollar (31 December 2018: 2m US dollar). This restricted cash refers to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination (2m US dollar) and amounts deposited on a blocked account related to the state aid investigation into the Belgian excess profit ruling system (78m US dollar) – see also Note 21 Contingencies.

Million US dollar	30 June 2019	31 December 2018

Investment in unquoted companies	98	84
Investment on debt securities	25	24
Non-current investments	123	108

Investment on debt securities	87	87
Current investments	87	87

As of 30 June 2019, current debt securities of 87m US dollar mainly represented investments in government bonds (31 December 2018: 87m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

14.	Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2019			2018
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes

Balance at 1 January	1 159	3 279	479	-	3 480	694
Effect of movements in foreign exchange	-	(18)	(39)	-	(87)	(116)
Acquisitions	-	-	-	1 150	-	-
Dividends received	(14)	(88)	(15)	-	(18)	-
Share of results of associates	(10)	56	(5)	(2)	76	(27)
Balance at 30 June	1 135	3 229	420	1 148	3 451	551

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are now combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 6 Acquisitions and disposals of subsidiaries.

During the first six months of 2019, associates that are not individually material contributed to 21m US dollar to the results of investment in associates (2018: 46m US dollar).

15.	Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2019:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

	Treasury shares		Result on the use of treasury shares
TREASURY SHARES	Million shares	Million US dollar	Million US dollar

At the end of the previous year	62.5	(6 549)	(2 383)
Changes during the period	(2.6)	279	(173)
	59.9	(6 270)	(2 556)

As at 30 June 2019, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 59 862 607 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 restricted shares. As at 30 June 2019, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the ordinary shares with respect to dividends and voting rights.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2019, there were no significant purchases of non-controlling interests in subsidiaries. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 24 October 2018, an interim dividend of 0.80 euro per share or approximately 1 565m euro was approved by the Board of Directors. This interim dividend was paid out on 29 November 2018. On 24 April 2019, in addition to the interim dividend paid on 29 November 2018, a dividend of 1.00 euro per share or 1 978m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2018 fiscal year of 1.80 euro per share or 3 557m euro. The dividend was paid out on 9 May 2019.

On 25 October 2017, an interim dividend of 1.60 euro per share or 3 089m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2017. On 25 April 2018, in addition to the interim dividend paid on 16 November 2017, a dividend of 2.00 euro per share or 3 867m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2017 fiscal year of 3.60 euro per share or 6 956m euro. The dividend was paid out on 3 May 2018.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 30 June 2019, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, selected Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 922 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013.

On 21 May 2018, AB InBev delivered the shares that were due under the deferred share instruments through the use of AB InBev treasury shares.

Until the delivery of the AB InBev shares, AB InBev paid a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders were compensated on an after-tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument was classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 3 May 2018, the company paid a coupon of 2.00 euro per share or approximately 56m US dollar.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 25 million of its own ordinary shares. As of 30 June 2019, the outstanding balance of loaned securities amounted to 25 million, of which 24 million were used to fulfil stock option plan commitments. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging Reserves	Post-employment benefits	Total OCI Reserves

As per 1 January 2019	(21 079)	494	(1 567)	(22 152)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	1 719	-	-	1 719
Cash flow hedges	-	(134)	-	(134)
Re-measurements of post-employment benefits	-	-	(37)	(37)
Total comprehensive income	1 719	(134)	(37)	1 548
As per 30 June 2019	(19 360)	360	(1 604)	(20 604)

Million US dollar (restated)	Translation Reserves	Hedging Reserves	Post-employment benefits	Total OCI Reserves

As per 1 January 2018	(13 705)	586	(1 665)	(14 784)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(3 352)	-	-	(3 352)
Cash flow hedges	-	229	-	229
Re-measurements of post-employment benefits	-	-	(4)	(4)
Total comprehensive income	(3 352)	229	(4)	(3 126)
As per 30 June 2018	(17 057)	815	(1 669)	(17 910)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2019 is based on the profit attributable to equity holders of AB InBev of 6 055m US dollar (30 June 2018: 2 954m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2019	2018

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 957	1 934
Effect of stock lending	22	18
Effect of delivery of treasury shares	1	5
Effect of undelivered shares under the deferred share instrument	-	18
Weighted average number of ordinary and restricted shares at 30 June	1 980	1 975

The calculation of diluted earnings per share for the six-month period ended 30 June 2019 is based on the profit attributable to equity holders of AB InBev of 6 055m US dollar (30 June 2018: 2 954m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2019	2018

Weighted average number of ordinary and restricted shares at 30 June	1 980	1 975
Effect of share options, warrants and restricted stock units	31	37
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 011	2 012

The calculation of earnings per share before non-recurring items is based on the profit attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2019	2018 restated

Profit before non-recurring items, attributable to equity holders of AB InBev	4 986	3 602
Non-recurring items, before taxes (refer to Note 7)	(104)	(196)
Non-recurring finance income/(cost), before taxes (refer to Note 8)	1 166	(494)
Non-recurring taxes (refer to Note 7)	(5)	45
Non-recurring non-controlling interest (refer to Note 7)	12	(3)
Profit attributable to equity holders of AB InBev	6 055	2 954

The calculation of the Underlying EPS is based on the profit before non-recurring items, mark-to-market gains or losses on derivatives related to the hedging of share-based payment programs and hyperinflation accounting impacts, attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, mark-to-market gains or losses and hyperinflation accounting impacts, attributable to equity holders of AB InBev to profit before non-recurring items, attributable to equity holders of AB InBev, is calculated as follows:

For the six-month period ended 30 June Million US dollar	2019	2018 restated

Profit before non-recurring items, mark-to-market gains or losses and hyperinflation accounting impacts, attributable to equity holders of AB InBev	3 866	3 860
Mark-to-market gains / (losses) on derivatives related to the hedging of share-based payment programs (refer to Note 8)	1 124	(258)
Hyperinflation accounting impacts	(4)	-
Profit before non-recurring items, attributable to equity holders of AB InBev	4 986	3 602

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2019	2018 restated

Profit attributable to equity holders of AB InBev	6 055	2 954
Weighted average number of ordinary and restricted shares	1 980	1 975
Basic EPS	3.06	1.50

Profit before non-recurring items, attributable to equity holders of AB InBev	4 986	3 602
Weighted average number of ordinary and restricted shares	1 980	1 975
Basic EPS before non-recurring items	2.52	1.82

Profit before non-recurring items, mark-to-market gains or losses and hyperinflation accounting impacts, attributable to equity holders of AB InBev	3 866	3 860
Weighted average number of ordinary and restricted shares	1 980	1 975
Underlying EPS	1.95	1.95

Profit attributable to equity holders of AB InBev	6 055	2 954
Weighted average number of ordinary and restricted shares (diluted)	2 011	2 012
Diluted EPS	3.01	1.47

Profit before non-recurring items, attributable to equity holders of AB InBev	4 986	3 602
Weighted average number of ordinary and restricted shares (diluted)	2 011	2 012
Diluted EPS before non-recurring items	2.48	1.79

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 64m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2019.

16.	Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 19 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2019	31 December 2018 restated

Secured bank loans	105	109
Unsecured bank loans	87	86
Unsecured bond issues	99 711	105 170
Unsecured other loans	62	57
Lease liabilities	1 707	1 575
Non-current interest-bearing loans and borrowings	101 672	106 997

CURRENT LIABILITIES Million US dollar	30 June 2019	31 December 2018 restated

Secured bank loans	576	370
Commercial papers	3 122	1 142
Unsecured bank loans	662	22
Unsecured bond issues	6 216	2 626
Unsecured other loans	12	14
Lease liabilities	376	410
Current interest-bearing loans and borrowings	10 964	4 584

The current and non-current interest-bearing loans and borrowings amount to 112.6 billion US dollar as of 30 June 2019, compared to 111.6 billion US dollar as of 31 December 2018.

Commercial papers amount to 3.1 billion US dollar as of 30 June 2019 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During 2019, AB InBev completed the issuance of the following series of bonds:

Issuer	Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
Anheuser-Busch InBev Worldwide	23 January 2019	2 500	USD	4.150%	23 January 2025
Anheuser-Busch InBev Worldwide	23 January 2019	4 250	USD	4.750%	23 January 2029
Anheuser-Busch InBev Worldwide	23 January 2019	750	USD	4.900%	23 January 2031
Anheuser-Busch InBev Worldwide	23 January 2019	2 000	USD	5.450%	23 January 2039
Anheuser-Busch InBev Worldwide	23 January 2019	4 000	USD	5.550%	23 January 2049
Anheuser-Busch InBev Worldwide	23 January 2019	2 000	USD	5.800%	23 January 2059
Anheuser-Busch InBev SA/NV	29 March 2019	1 250	EUR	1.125%	1 July 2027
Anheuser-Busch InBev SA/NV	29 March 2019	1 000	EUR	1.650%	28 March 2031

On 11 February 2019, the company completed the tender offers of twelve notes issued by Anheuser-Busch InBev Finance, Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Worldwide Inc and repurchased 16.3 billion US dollar aggregate principal amount of these notes. The total principal amount accepted in the tender offers is set out in the table below.

Issuer	Title of series of notes issued exchanged	Original principal amount outstanding (in million US dollar)	Principal amount outstanding purchased (in million US dollar)	Principal amount outstanding after purchase (in million US dollar)
Anheuser-Busch InBev Finance	2.650 Notes due 2021	4 968	2 519	2 449
Anheuser-Busch InBev Finance	Floating Rate Notes due 2021	500	189	311
Anheuser-Busch InBev Worldwide	4.375% Notes due 2021	500	215	285
Anheuser-Busch InBev Worldwide	3.750% Notes due 2022	2 350	1 101	1 249
Anheuser-Busch InBev Worldwide	2.500% Notes due 2022	3 000	1 296	1 704
Anheuser-Busch InBev Finance	2.625% Notes due 2023	1 250	607	643
Anheuser-Busch InBev Finance	3.300% Notes due 2023	6 000	2 886	3 114
Anheuser-Busch InBev Worldwide	Floating Rate Notes due 2024	500	271	229
Anheuser-Busch InBev Worldwide	3.500% Notes due 2024	1 500	846	654
Anheuser-Busch InBev Finance	3.700% Notes due 2024	1 400	535	865
Anheuser-Busch InBev Finance	3.650% Notes due 2026	2 445	812	1 633
Anheuser-Busch InBev Worldwide and Anheuser-Busch Companies	3.650% Notes due 2026	8 555	5 064	3 491

These tender offers were financed with cash.

On 25 April 2019, the company redeemed outstanding principal amount of certain notes due in 2020 and 2023. The principal amount of the notes that were retired is approximately 2.3 billion US dollar. The total principal amount of the redemptions is set out in the table below.

Issuer	Title of series of notes issued exchanged	Currency	Original principal amount outstanding	Principal amount outstanding purchased	Principal amount outstanding after purchase
Anheuser-Busch InBev	2.250% Notes due 2020	EUR	750	750	-
Anheuser-Busch InBev Worldwide	3.750% Notes due 2022	USD	1 249	1 249	-
Anheuser-Busch InBev Finance	3.300% Notes due in 2023	USD	3 114	315	2 799

The redemption of these notes was financed with cash.

AB InBev is in compliance with all its debt covenants as of 30 June 2019. The 2010 senior facilities do not include restrictive financial covenants.

See Note 19 Risks arising from financial instruments for the details on the contractual maturities of interest-bearing loans and borrowings.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt was restated to reflect the impact of the adoption of IFRS 16 and amounted to 104.2 billion US dollar as of 30 June 2019 and 31 December 2018. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment of interests and taxes (4.2 billion US dollar), settlement of derivatives (0.8 billion US dollar increase of net debt) and dividend payments to shareholders of AB InBev (2.4 billion US dollar). Net debt to normalized EBITDA was 4.61x for the 12-month period ending 31 December 2018 on a Restated base and 4.58x for the 12-month period ending 30 June 2019 on a Reference base.

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2019	31 December 2018 restated

Non-current interest-bearing loans and borrowings	101 672	106 997
Current interest-bearing loans and borrowings	10 964	4 584
Interest-bearing loans and borrowings	112 636	111 581

Bank overdrafts	105	114
Cash and cash equivalents	(8 179)	(7 074)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(238)	(267)
Debt securities (included within Investment securities)	(112)	(111)
Net debt	104 212	104 242

RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated statement of cash flows from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance at 1 January 2019	106 997	4 584
Proceeds from borrowings	18 087	3 924
Payments on borrowings	(18 716)	(1 884)
Capitalization / (payment) of lease liabilities	321	(235)
Amortized cost	44	1
Unrealized foreign exchange effects	(363)	35
Current portion of long-term debt	(4 565)	4 565
Other movements	(133)	(26)
Balance at 30 June 2019	101 672	10 964

17.	Share-based payments[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 185m US dollar for the six-month period ended 30 June 2019, as compared to 173m US dollar for the six-month period ended 30 June 2018.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2019, AB InBev issued 0.6m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 51m US dollar and cliff vest after five years.

Restricted Stock Units Plan for Directors

Since the annual shareholder meeting of 24 April 2019, the share-based portion of the remuneration of the directors of the company is granted under the form of restricted stock units and no longer under the form of stock options as was previously the case. Such restricted stock units vest after 5 years and, upon vesting, entitle their holders to one AB InBev share per restricted stock unit.

During 2019, approximately 0.1m restricted stock units were granted to directors with an estimated fair value of 4m US dollar.

LTI Stock Option Plan for Executives

During 2019, AB InBev issued 1.0m LTI stock options with an estimated fair value of 11m US dollar. Out of these, 0.3m stock options were granted to members of the Executive Committee.

Performance related incentive plan for Disruptive Growth Function

During 2019, approximately 0.3m performance units were granted to senior management of the Disruptive Growth Function. The value of the performance units will depend on the return of the Disruptive Growth business area.

1 Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

The units vest after 5 years provided a performance test is met. Specific forfeiture rules apply in case the executive leaves the company.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2019, no new restricted stock units were granted under this program.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. As a variant under this program, the restricted stock units may be granted with a shorter vesting period of 2.5 to 3 years for the first half and 5 years for the second half of the restricted stock units. In case of termination of service before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. Each option gives the grantee the right to purchase one existing AB InBev share. During 2019, approximately 0.1m restricted stock units were granted to senior management with an estimated fair value of 2m US dollar.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2019, employees purchased 0.1m shares under this program for the equivalent of 1m US dollar.

In 2018 a new program was implemented allowing for the offer of performance based restricted stock units (“Performance RSUs”) to certain members of the company’s senior management. Upon vesting, each RSU gives the executive the right to receive one existing AB InBev share. The Performance RSUs can have a vesting period of 5 years or of 10 years. The shares resulting from the RSU vesting will only be delivered provided a performance test is met by the company. This performance test is based on an organic EBITDA compounded annual growth rate target which must be achieved by 31 December 2024 at the latest. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date. In 2019, no new Performance RSUs were granted under this program.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program can be executed whereby unvested options are exchanged against restricted shares that remain locked-up until 5 years after the end of the initial vesting period. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. In 2019, no options were exchanged against ordinary blocked shares.

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units which are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. In 2019, the vesting of 0.1m stock options and restricted stock units was accelerated under this program for members of the senior management.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. In 2019, Ambev did not issue deferred stock units.

Since 2018, Ambev has a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 3.8m restricted stock units in 2019 with an estimated fair value of 15.3m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2019, Ambev granted 1.4m LTI stock options with an estimated fair value of 2.0m US dollar. Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential”, share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively.

18.	Trade and other payables

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2019	31 December 2018

Indirect taxes payable	187	194
Trade payables	176	238
Deferred consideration on acquisitions	1 513	1 247
Other payables	122	138
Non-current trade and other payables	1 998	1 816
CURRENT TRADE AND OTHER PAYABLES
Million US dollar	30 June 2019	31 December 2018

Trade payables and accrued expenses	14 538	15 512
Payroll and social security payables	943	900
Indirect taxes payable	2 351	2 633
Interest payable	1 547	1 616
Consigned packaging	1 252	1 093
Dividends payable	398	331
Deferred income	33	32
Deferred consideration on acquisitions	241	163
Other payables	496	289
Current trade and other payables	21 799	22 568

As at 30 June 2019, deferred consideration on acquisitions is mainly comprised of 0.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”).

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, AB InBev recognized a provision of 230m US dollar in 2018. On 13 May 2019, the European Commission announced that it had fined AB InBev a total of 200m euro (225m US dollar) for breaching EU antitrust rules. The total fine to be paid has been recognized as part of current other payables as at 30 June 2019.

19.	Risks arising from financial instruments

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets1 held by the company at year-end:

Million US dollar	30 June 2019	31 December 2018

Debt instruments at amortized cost
Trade and other receivables	6 392	6 298

Debt instruments at fair value through OCI
Unquoted debt	25	24

Debt instruments at fair value through profit or loss
Quoted debt	87	87

Equity instruments at fair value through OCI
Unquoted companies	98	84

Financial assets at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:

Interest rate swaps	17	9
Cross currency interest rate swaps	109	32
Other derivatives	36	20

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	120	191
Foreign currency futures	5	-

Commodities	35	54

	6 924	6 799
Of which:
Non-current	843	1 068
Current	6 081	5 731

1 Cash and short term deposits are not included in this overview.

Set out below is an overview of financial liabilities held by the company at year-end:

Million US dollar	30 June 2019	31 December 2018 restated

Financial liabilities at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:
Equity swaps	2 657	4 877
Cross currency interest rate swaps	213	387
Other derivatives	10	456

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	172	132
Cross currency interest rate swaps	85	103
Interest rate swaps	8	56
Commodities	185	273
Other derivatives	90	56

Financial liabilities at amortized cost

Trade and other payables	20 316	20 658

Non-current interest-bearing loans and borrowings:
Secured bank loans	105	109
Unsecured bank loans	87	86
Unsecured bond issues	99 711	105 170
Unsecured other loans	62	57
Lease liabilities	1 707	1 575

Current interest-bearing loans and borrowings:
Secured bank loans	576	370
Unsecured bank loans	662	22
Unsecured bond issues	6 216	2 626
Unsecured other loans	12	14
Commercial paper	3 122	1 142
Bank overdrafts	105	114
Lease liabilities	376	410
	136 477	138 693
Of which:
Non-current	104 095	109 425
Current	32 382	29 268

DERIVATIVES

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding at 30 June 2019 and 31 December 2018 by maturity bucket.

	30 June 2019					31 December 2018
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency

Forward exchange contracts	10 048	21	-	-	-	11 423	190	-	-	-

Foreign currency futures	691	-	-	-	-	648	-	-	-	-

Interest rate

Interest rate swaps	1 000	750	1 850	-	-	2 250	750	28	1 873	36

Cross currency interest rate swaps	39	19	4 300	2 100	677	1 807	51	16	6 464	681

Other interest rate derivatives	4	-	-	-	565	4	-	-	-	565

Commodities

Aluminum swaps	1 447	44	-	-	-	1 597	73	-	-	-

Other commodity derivatives	803	13	-	-	-	1 241	32	-	-	-

Equity

Equity derivatives	11 262	-	-	-	-	11 347	-	-	-	-

EQUITY PRICE RISK

AB InBev enters into derivatives to hedge the price risk on its shares when this could negatively impact future cash flows related to the share-based payments programs. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combination (see also Note 8 Finance cost and income and Note 15 Changes in equity and earnings per share). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As of 30 June 2019, an exposure for an equivalent of 92.4m of AB InBev shares was hedged, resulting in a total gain of 2.2 billion US dollar recognized in the profit or loss account for the period, of which 1.1 billion US dollar related to the company’s share-based payment programs, 556m US dollar and 542m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2019, AB InBev reset certain equity derivatives to market price with counterparties. This resulted in a net cash inflow of 2.9 billion US dollar between 2012 and 2019 and, accordingly, a decrease of counterparty risk.

LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

◾	Debt servicing;
◾	Capital expenditures;
◾	Investments in companies;
◾	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;
◾	Share buyback programs; and
◾	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial liabilities:

	30 June 2019
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(681)	(687)	(580)	(41)	(15)	(22)	(29)
Commercial papers	(3 122)	(3 122)	(3 122)	-	-	-	-
Unsecured bank loans	(749)	(779)	(676)	(59)	(44)	-	-
Unsecured bond issues	(105 927)	(168 260)	(10 373)	(7 667)	(6 436)	(18 058)	(125 726)
Unsecured other loans	(74)	(108)	(17)	(19)	(11)	(6)	(55)
Lease liabilities	(2 083)	(2 627)	(462)	(478)	(370)	(508)	(809)
Bank overdraft	(105)	(105)	(105)	-	-	-	-
Trade and other payables	(23 797)	(24 152)	(21 783)	(462)	(1 158)	(334)	(415)
	(136 538)	(199 840)	(37 118)	(8 726)	(8 034)	(18 928)	(127 034)

Derivative financial liabilities
Interest rate derivatives	(45)	(46)	(71)	4	21	-	-
Foreign exchange derivatives	(58)	(61)	(61)	-	-	-	-
Cross currency interest rate swaps	(189)	(212)	121	120	(273)	(74)	(106)
Commodity derivatives	(150)	(149)	(150)	1	-	-	-
Equity derivatives	(2 657)	(2 657)	(2 657)	-	-	-	-
	(3 099)	(3 125)	(2 818)	125	(252)	(74)	(106)

Of which: related to cash flow hedges	(318)	(335)	(235)	3	2	2	(106)

1 “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

	31 December 2018 restated
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(479)	(496)	(383)	(39)	(15)	(27)	(32)
Commercial papers	(1 142)	(1 142)	(1 142)	-	-	-	-
Unsecured bank loans	(108)	(135)	(33)	(6)	(96)	-	-
Unsecured bond issues	(107 796)	(165 979)	(6 410)	(9 146)	(11 636)	(23 672)	(115 115)
Unsecured other loans	(71)	(110)	(19)	(22)	(12)	(12)	(45)
Lease liabilities	(1 985)	(2 591)	(508)	(391)	(325)	(467)	(900)
Bank overdraft	(114)	(114)	(114)	-	-	-	-
Trade and other payables	(24 345)	(24 722)	(22 557)	(260)	(1 060)	(333)	(512)
	(136 040)	(195 289)	(31 166)	(9 864)	(13 144)	(24 511)	(116 604)

Derivative financial liabilities
Interest rate derivatives	(84)	(86)	(39)	(19)	(8)	11	(31)
Foreign exchange derivatives	(391)	(401)	(419)	18	-	-	-
Cross currency interest rate swaps	(456)	(457)	(13)	113	129	(595)	(90)
Commodity derivatives	(225)	(225)	(222)	(3)	-	-	-
Equity derivatives	(4 877)	(4 877)	(4 877)	-	-	-	-
	(6 033)	(6 046)	(5 570)	109	121	(584)	(121)

Of which: related to cash flow hedges	(293)	(303)	(233)	17	2	2	(90)

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018

Foreign currency
Forward exchange contracts	120	191	(182)	(586)	(62)	(395)
Foreign currency futures	5	7	(1)	(3)	4	4

Interest rate
Interest rate swaps	17	9	(8)	(27)	9	(18)
Cross currency interest rate swaps	109	32	(298)	(489)	(189)	(457)
Other interest rate derivatives	36	20	(90)	(86)	(54)	(66)

Commodities
Aluminum swaps	4	23	(134)	(172)	(130)	(149)
Sugar futures	-	-	(1)	(8)	(1)	(8)
Wheat futures	11	13	(5)	(11)	6	2
Energy	1	4	(28)	(54)	(27)	(50)
Other commodity derivatives	19	8	(17)	(28)	2	(20)

Equity
Equity derivatives	-	-	(2 657)	(4 877)	(2 657)	(4 877)
	322	307	(3 421)	(6 340)	(3 099)	(6 033)
Of which:
Non-current	91	10	(614)	(805)	(523)	(795)
Current	231	297	(2 807)	(5 535)	(2 576)	(5 238)

As required by IFRS 13 Fair Value Measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.
●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 30 June 2019 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	73	-
Derivatives in a cash flow hedge relationship	10	144	5
Derivatives in a fair value hedge relationship	-	43	-
Derivatives in a net investment hedge relationship	-	47	-
	10	316	5
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 754
Derivatives at fair value through profit and loss	-	2 844	-
Derivatives in a cash flow hedge relationship	3	474	-
Derivatives in a fair value hedge relationship	-	100	-
Derivatives in a net investment hedge relationship	-	-	-
	3	3 418	1 754

Fair value hierarchy 31 December 2018 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	3	9	-
Derivatives at fair value through profit and loss	-	67	-
Derivatives in a cash flow hedge relationship	7	225	-
Derivatives in a fair value hedge relationship	-	33	-
Derivatives in a net investment hedge relationship	-	14	-
	10	348	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 409
Derivatives at fair value through profit and loss	-	5 699	-
Derivatives in a cash flow hedge relationship	18	507	-
Derivatives in a fair value hedge relationship	-	125	-
Derivatives in a net investment hedge relationship	-	31	-
	18	6 362	1 409

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (i.e. combination of a written put option and purchased call option) is in place which may result in Ambev acquiring additional shares in CND. In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%. As of 30 June 2019, the put option on the remaining shares held by ELJ was valued at 0.6 billion US dollar (2018: 0.6 billion US dollar after the exercise of the put option by ELJ) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The fair value of such deferred consideration is calculated based on using present value techniques, namely by discounting futures cash flows at the appropriate rate.

INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

Fair value hedges

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.0 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in a fair value hedge accounting relationship.

Cash flow hedges

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. The impact of changes in the pound sterling exchange rate and interest rate on this bond is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in a cash flow hedge accounting.

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at balance sheet date as well as the currency in which the debt is denominated.

30 June 2019	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Australian dollar	2.35%	210	2.35%	210
Brazilian real	9.46%	44	6.41%	44
Canadian dollar	2.50%	397	2.50%	397
Euro	0.17%	3 782	0.17%	3 784
US dollar	3.17%	1 023	3.48%	4 621
Other	10.05%	1 130	10.05%	1 130
		6 586		10 186
Fixed rate
Australian dollar	3.70%	1 641	3.70%	1 641
Brazilian real	10.02%	552	10.02%	552
Canadian dollar	3.36%	2 019	3.36%	2 019
Euro	1.71%	29 005	1.60%	30 169
Pound sterling	3.83%	4 141	3.80%	3 513
South Korean won	-	-	2.45%	1 000
US dollar	4.64%	68 633	4.81%	63 497
Other	6.45%	164	6.45%	164
		106 155		102 555

31 December 2018	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar (restated)	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Australian dollar	2.95%	214	2.95%	214
Brazilian real	9.13%	61	6.86%	133
Canadian dollar	3.66%	190	3.38%	206
Euro	0.24%	3 138	0.24%	3 138
US dollar	1.94%	1 399	2.21%	2 638
Other	7.19%	709	7.19%	709
		5 711		7 038
Fixed rate
Australian dollar	3.22%	1 951	3.22%	1 951
Brazilian real	11.51%	525	12.13%	453
Canadian dollar	3.23%	1 942	3.23%	1 942
Euro	1.80%	28 217	1.65%	36 044
Pound sterling	3.82%	4 218	3.79%	3 586
South Korean won	-	-	2.45%	1 000
US dollar	4.28%	68 820	4.66%	59 370
Other	8.43%	311	8.43%	311
		105 984		104 656

At 30 June 2019, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 105m US dollar.

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2019
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	322	322	(312)	10
Derivative liabilities	(3 421)	(3 421)	312	(3 109)

1 Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules

2 Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

	31 December 2018
Million US dollar	Gross Amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	307	307	(293)	13
Derivative liabilities	(6 340)	(6 340)	293	(6 046)

20.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

In the first six months of 2019, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2018.

21.	Contingencies[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2019, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2019	31 December 2018

Income tax and social contribution	10 273	9 773
Value-added and excise taxes	5 918	6 166
Other taxes	946	1 434
	17 137	17 373

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the administrative court. However, in the judicial proceedings, Ambev has received favorable injunctions which suspend the enforceability of the tax credit, as well as a favorable first level decision, which remains subject to review by the second-level judicial court.

As of 30 June 2019, Ambev management estimates the exposure of approximately 7.4 billion Brazilian real (1.9 billion US dollar) as a possible risk and approximately 47m Brazilian real (12m US dollar) as a probable loss.

Goodwill Inbev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. The decision rendered by the Lower Administrative Court was partially favorable to Ambev. Ambev filed a judicial proceeding to discuss the unfavorable portion of the decision and requested an injunction which was granted to Ambev to suspend enforceability. The portion of the decision favorable to Ambev will be reexamined by the Upper Administrative House.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partially favorable decision at the Lower Administrative Court. In May 2019, Ambev filed a Special Appeal for analysis of the case by the Upper Administrative House.

Ambev management estimates possible losses in relation to these assessments to be approximately 9.4 billion Brazilian real (2.5 billion US dollar) as of 30 June 2019. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

1 Amounts have been converted to US dollar at the closing rate of the respective period.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative Court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision. In November 2018, Ambev received a partially favorable decision at the Lower Administrative Court. In April 2019, Ambev was notified of the decision and filed a motion for clarification and submitted counterarguments responding to the special appeal filed by the tax authorities.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the First Administrative Court rendered unfavorable decisions to Ambev. As a result, thereof, Ambev appealed to the Lower Administrative Court.

Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 2.2 billion Brazilian real (0.6 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court which is currently pending analysis. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from the Brazilian federal tax authorities relating to the offset of tax losses carry forward in the context of business combinations.

In February 2016, the Administrative Upper House ruled unfavorably to Ambev in two cases. Ambev filed judicial proceedings to discuss the matter. In September 2016, Ambev received a favorable first level decision in one of the judicial claims, and in March 2017 – an unfavorable first-level decision in the other case. Both cases are now awaiting analysis by the second-level judicial court.

Ambev management estimates the total exposures of possible loss in relation to these assessments to be approximately 0.5 billion Brazilian real (0.1 billion US dollar) as of 30 June 2019.

Disallowance of financial expenses

In 2015 and 2016, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses which are pending review by the first-level administrative court.

Ambev management estimates the amount of possible loss in relation to those assessments to be approximately 4.7 billion Brazilian real (1.2 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection with these assessments.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad of its subsidiaries and has been filing defenses. The cases are being challenged at the administrative level and they are still waiting final decisions. In September 2017, Ambev decided to include part of these tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure No 783.

As of 30 June 2019, Ambev management estimates the exposure of approximately 10.1 billion Brazilian real (2.6 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco. The tax authorities filed a Special Appeal to the Administrative Upper House.

In March 2019, Ambev received a new tax assessment regarding the same subject and filed a defense. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 1.2 billion Brazilian real (0.3 billion US dollar) as of 30 June 2019. Arosuco has not recorded any provision in connection therewith.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

Manaus Free Trade Zone - IPI

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed IPI excise tax credits and other IPI excise tax credits.

Over the years, Ambev has also received charges from the Brazilian Federal Tax Authorities in relation to federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings.

In April 2019, Federal Supreme Court (STF) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the cases as remote losses maintaining as possible losses only issues related to other additional discussions not submitted to the analysis of the STF.

Ambev management estimates the possible loss related to these assessments to be approximately 3.1 billion Brazilian real (0.8 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities to charge the IPI excise tax supposedly due over remittances of manufactured goods to related factories. The cases are being challenged at both the administrative and judicial levels of the courts.

Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.4 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts.

Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.5 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

ICMS-ST Unconditional Discounts

In 2013, 2014 and 2015, Ambev was assessed by the states of Pará and Piauí to charge the ICMS supposedly due with respect to unconditional discounts granted to customers. The cases are being challenged at both the administrative and judicial level of the courts. Ambev management estimates the possible loss involved in these proceedings to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 30 June 2019. Ambev has not recorded any provision in connection therewith.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels of the courts.

Ambev management estimates the total possible loss related to this issue to be approximately 8.0 billion Brazilian real (2.1 billion US dollar) as of 30 June 2019. Ambev has recorded provisions in the total amount of 8m Brazilian real (2m US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

ICMS – PRODEPE

In 2015, Ambev received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to an alleged non-compliance with the state tax incentive Agreement (“PRODEPE”) as a result of the rectification of its monthly reports. The state tax authorities understood that Ambev was not able to use the incentive due to this rectification. In 2017, Ambev had a final favorable decision in the sense that such assessment was null due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment to discuss the same matter. There are other assessments related to this same tax incentive agreement. Ambev management estimates the possible losses related to this issue to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 30 June 2019. Ambev has recorded a provision in the total amount of 3m Brazilian real (1m US dollar) in relation to one proceeding it considers the chances of loss to be partially probable.

SOCIAL CONTRIBUTIONS

Since 2015 Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In January 2019, Ambev had favorable decisions in three administrative cases at the Lower Administrative Court. The tax authorities filed a special appeal only in one of the cases while the other two were definitively canceled. Ambev also had partial favorable decisions from the first-level administrative court.

Ambev management estimates the possible loss related to these assessments to be approximately 2.3 billion Brazilian real (0.6 billion US dollar) as of 30 June 2019. No related provision has been made.

GRUPO MODELO TAX MATTERS

DIFA

Dirección de Fábricas (“DIFA”), a wholly owned subsidiary of Cervecería Modelo de Mexico S. de R.L. de C.V., received a tax assessment related to alleged taxable income for some intercompany transactions. DIFA presented defenses which are pending to be reviewed by the tax authorities. The company estimates the amount of possible loss in relation to this assessment to be approximately 0.3 billion US dollar. The company has not recorded any provision in connection therewith as of 30 June 2019.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission has appealed the judgment to the European Court of Justice. AB InBev cannot at this stage estimate the final outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 30 June 2019.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. Against such decision AB InBev has filed a court claim before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019. The Belgian tax authorities can still appeal this judgment. Also, in respect of this aspect of the excess profit ruling matter, considering the company’s and its counsel assessment, as well as the position taken by the tax authorities’ mediation services, in respect of the merits of the case, AB InBev has not recorded any provisions as of 30 June 2019.

In January 2019, AB InBev deposited 68m euro (78m US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 0.9 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. Five of the six lawsuits were ruled favorable to Ambev by the Superior Court of Justice (STJ). Two of them during the year of 2017. All of these five cases are pending final judgment by STJ’s Special Court. In November 2017, the Federal Public Prosecutor filled a motion favorable to Ambev’s position in one of the cases. Considering all of these facts, the company and its external counsels strongly believe that the chance of loss in these cases is remote.

ANTITRUST MATTERS

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Molson Canada 2005, Sleeman Breweries Ltd., Labatt Breweries of Canada LP, and Labatt Brewing Company Limited). The lawsuit was brought in Canada pursuant to the OntarioClass Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that BRI and the owners of BRI conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS; and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs alleged illegal trade practices by the owners of BRI. They sought damages not exceeding 1.4 billion Canadian dollar (1.1 billion US dollar), as well as, punitive, exemplary and aggravated damages of 5 million Canadian dollar (4 million US dollar) and various declarations of legislative invalidity. On March 15, 2018, the Ontario Superior Court of Justice granted summary judgment and dismissed the class’s claims. On April 17, 2019, the Ontario Court of Appeal dismissed the plaintiffs’ appeal of that decision. The time for the plaintiffs to seek leave to appeal to the Supreme Court of Canada has now expired.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, AB InBev made a provision of 230m US dollar. The European Commission issued its final decision, imposing a fine of 225m US dollar, on 13 May 2019.

UNITED STATES CLASS ACTION SUIT

On 21 June 2019, a proposed class action was filed in the United States District Court for the Southern District of New York against AB InBev and three of its officers. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder on behalf of a proposed class of purchasers of AB InBev American Depositary Shares between 1 March 2018 and 24 October 2018. The plaintiff alleges that defendants misstated or omitted material facts regarding, among other things, AB InBev’s financial condition, its dividend policy and the effectiveness of its disclosure controls and procedures. The complaint seeks unspecified compensatory damages and reimbursement for litigation expenses. The company has not recorded any provision.

22.	Related parties

There are no material changes to the company’s related party transactions during the first six months of 2019, compared to 2018.

23.	Events after the balance sheet date

POTENTIAL IPO OF BUDWEISER APAC

On 12 July 2019, the company decided that it is not proceeding with the proposed public offering of a minority stake in our Asia Pacific subsidiary, Budweiser Brewing Company APAC Limited, (Budweiser APAC), on the Hong Kong Stock Exchange at that time.

AGREEMENT TO SELL CARLTON & UNITED BREWERIES TO ASAHI GROUP HOLDINGS AND ONGOING EVALUATION OF A POTENTIAL IPO OF BUDWEISER APAC

On 19 July 2019, the company announced an agreement to divest its Australian business (Carlton & United Breweries) to Asahi Group Holdings, Ltd. (Asahi) for 16.0 billion Australian dollar, equivalent to approximately 11.3 billion US dollar, in enterprise value for an implied multiple of 14.9x 2018 normalized EBITDA. As part of this transaction, the company will grant Asahi rights to commercialize its portfolio of global and international brands in Australia. This transaction is subject to customary closing conditions, including but not limited to regulatory approvals in Australia, and is expected to close by the first quarter of 2020.

Additionally, the company informed that it continues to believe in the strategic rationale of a potential offering of a minority stake of Budweiser APAC, excluding Australia, provided that it can be completed at the right valuation.

This statement does not constitute an offer to sell or the solicitation of an offer to buy shares in Budweiser APAC.